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Filed Pursuant to Rule 424(b)(4)
Registration No. 333-173860

5,000,000 Shares

Douglas Dynamics, Inc.

Common Stock

        The shares of common stock are being sold by the selling stockholders. We will not receive any proceeds from the sale of these shares.

        Our common stock is listed on the New York Stock Exchange under the symbol "PLOW." On May 17, 2011, the last sale price of our common stock on the New York Stock Exchange was $15.15 per share.

        The underwriters have a 30-day option to purchase on a pro rata basis an aggregate of 750,000 additional outstanding shares from the selling stockholders to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 17.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Stockholders
Per Share	$14.50	$0.30	$14.20
Total	$72,500,000	$1,500,000	$71,000,000

        Delivery of the shares of our common stock will be made on or about May 20, 2011.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers
Credit Suisse	Oppenheimer & Co.	Baird
Co-Manager
Piper Jaffray

The date of this prospectus is May 17, 2011.

POLY CASTER

FISHER

BLIZZARD
POWER PLOW

BLIZZARD
SNOWPLOWS

WESTERN

WESTERN

        You should rely only on the information contained in this prospectus or in any free-writing prospectus we may authorize. We have not, the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with additional or different information. The information in this prospectus or any free-writing prospectus may only be accurate as of its date, regardless of its time of delivery or of any sale of shares of common stock. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation.

PROSPECTUS SUMMARY

        This summary highlights certain significant aspects of our business and this offering, but it is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus and the information incorporated by reference into this prospectus, including the information presented under the section entitled "Risk Factors" and the financial data and related notes, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from future results contemplated in the forward-looking statements as a result of factors such as those set forth in "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements." Certain historical information in this prospectus has been adjusted to reflect the 23.75-for-one stock split of our common stock that occurred immediately prior to the consummation of our initial public offering.

        In this prospectus, unless the context indicates otherwise: "Douglas Dynamics," the "Company," "we," "our," "ours" or "us" refer to Douglas Dynamics, Inc. (formerly known as Douglas Dynamics Holdings, Inc.) and its subsidiaries and "Douglas Holdings" refers to Douglas Dynamics, Inc. exclusive of its subsidiaries. Douglas Dynamics, Inc. is a Delaware corporation and the issuer of the common stock offered hereby.

Our Company

        We are the North American leader in the design, manufacture and sale of snow and ice control equipment for light trucks, which consists of snowplows and sand and salt spreaders, and related parts and accessories. We sell our products under the WESTERN®, FISHER® and BLIZZARD® brands which are among the most established and recognized in the industry. We believe that in 2010 our share of the light truck snow and ice control equipment market was greater than 50%. In 2010, we generated net sales, Adjusted EBITDA (as defined in "Summary Historical Consolidated Financial and Operating Data"), net income, and Adjusted Net Income (as defined in "Summary Historical Consolidated Financial and Operating Data") of $176.8 million, $47.3 million, $1.7 million and $12.7 million, respectively, as compared to net sales, Adjusted EBITDA, net income, and Adjusted Net Income of $174.3 million, $45.2 million, $9.8 million, and $9.8 million, respectively, for 2009. In the first three months of 2011, we generated net sales, Adjusted EBITDA, and net loss of $23.5 million, $4.1 million, and $0.8 million, respectively, as compared to net sales, Adjusted negative EBITDA, and net loss of $14.6 million, $1.2 million, and $5.7 million, respectively, for the first three months of 2010. See "Summary Historical Consolidated Financial and Operating Data" for a discussion of why management uses Adjusted EBITDA and Adjusted Net Income to measure our financial performance, and a reconciliation of net income to Adjusted EBITDA and Adjusted Net Income.

        We offer the broadest and most complete product line of snowplows and sand and salt spreaders for light trucks in the U.S. and Canadian markets. We also provide a full range of related parts and accessories, which generates an ancillary revenue stream throughout the lifecycle of our snow and ice control equipment. For the year ended December 31, 2010, 86% of our net sales were generated from sales of snow and ice control equipment, and 14% of our net sales were generated from sales of parts and accessories.

        We sell our products through a distributor network primarily to professional snowplowers who are contracted to remove snow and ice from commercial, municipal and residential areas. Over the last 50 years, we have engendered exceptional customer loyalty for our products because of our ability to satisfy the stringent demands of our customers for a high degree of quality, reliability and service. As a result, we believe our installed base is the largest in the industry with over 500,000 snowplows and sand and salt spreaders in service. Because sales of snowplows and sand and salt spreaders are primarily driven by the need of our core end-user base to replace worn existing equipment, we believe our substantial installed base provides us with a high degree of predictable sales over any extended period of time.

        We believe we have the industry's most extensive North American distributor network, which primarily consists of over 710 truck equipment distributors who purchase directly from us and are located throughout the snowbelt regions in North America (primarily the Midwest, East and Northeast regions of the United States as well as all provinces of Canada). Beginning in 2005, we began to extend our reach to international markets, establishing distribution relationships in Northern Europe and Asia, where we believe meaningful growth opportunities exist.

        We believe we are the industry's most operationally efficient manufacturer due to our vertical integration, highly variable cost structure and intense focus on lean manufacturing. We continually seek to use lean principles to reduce costs and increase the efficiency of our manufacturing operations. Our manufacturing efficiencies have contributed to the increase of our gross profit per unit by approximately 3.2% per annum, compounded annually, from 2000 to 2010. In addition, as a result of improvements in our manufacturing efficiency, we closed our Johnson City, Tennessee facility in August 2010 (which is still owned by the Company, but is held for sale), reducing our manufacturing facilities from three to two. We now manufacture our products in two facilities that we own in Milwaukee, Wisconsin and Rockland, Maine. Furthermore, our manufacturing efficiency allows us to deliver desired products quickly to our customers during times of sudden and unpredictable snowfall events when our customers need our products immediately.

Our Industry

        The light truck snow and ice control equipment industry in North America consists predominantly of domestic participants that manufacture their products in North America. The annual demand for snow and ice control equipment is driven primarily by the replacement cycle of the existing installed base, which is predominantly a function of the average life of a snowplow or spreader and is driven by usage and maintenance practices of the end-user. We believe actively-used snowplows are typically replaced, on average, every seven to eight years.

        The primary factor influencing the replacement cycle for snow and ice control equipment is the level, timing and location of snowfall. Sales of snow and ice control equipment in any given year and region are most heavily influenced by local snowfall levels in the prior snow season. Heavy snowfall during a given winter causes equipment usage to increase, resulting in greater wear and tear and shortened life cycles, thereby creating a need for replacement equipment and additional parts and accessories.

        While snowfall levels vary within a given year and from year-to-year, snowfall, and the corresponding replacement cycle of snow and ice control equipment, is relatively consistent over multi-year periods. The following chart depicts an aggregate annual and eight-year (based on the typical life of our snowplows) rolling average of the aggregate snowfall levels in 66 cities in 26 snowbelt states across the Northeast, East, Midwest and Western United States where we monitor snowfall levels from 1980 to 2011. As the chart indicates, since 1982, aggregate snowfall levels in any given rolling eight-year period have been fairly consistent, ranging from 2,742 to 3,419 inches.

 Snowfall in Snowbelt States (inches)
(for October 1 through March 31)

Note:
The 8-year rolling average snowfall is not presented prior to 1982 for purposes of the calculation due to lack of snowfall data prior to 1975. Snowfall data in this chart is not adjusted for snowfall outside of the 66 cities in the 26 states reflected.

Source: National Oceanic and Atmospheric Administration's National Weather Service.

        The demand for snow and ice control equipment can also be influenced by general economic conditions in the United States, as well as local economic conditions in the snowbelt regions in North America. In stronger economic conditions, our end-users may choose to replace or upgrade existing equipment before its useful life has ended, while in weak economic conditions, our end-users may seek to extend the useful life of equipment, thereby increasing the sales of parts and accessories. However, since snow and ice control management is a non-discretionary service necessary to ensure public safety and continued personal and commercial mobility in populated areas that receive snowfall, end-users cannot extend the useful life of snow and ice control equipment indefinitely and must replace equipment that has become too worn, unsafe or unreliable, regardless of economic conditions.

        The next chart depicts annual unit sales of snow and ice control equipment since 1980 and an eight-year (based on the typical life of our snowplows) rolling average since 1982. As the chart reveals, sales of our snow and ice control equipment have been relatively consistent over any eight year period.

Equipment Sales (units)

Note:
The 8-year rolling average equipment sales are not presented prior to 1982 for purposes of the calculation chart due to lack of equipment unit sales data prior to 1975. In addition, units of equipment sales for years 2002 through 2005 are adjusted to include units sold by Blizzard Corporation prior to its acquisition by us in November 2005. Data for Blizzard Corporation prior to 2002 is not available.

        Although sales of snow and ice control units increased in 2010 as compared to 2009, management believes that absent the continued economic downturn, equipment sales in 2009 and 2010 would have been considerably higher due to the high levels of snowfall during these years, as equipment unit sales in 2009 and 2010 remained below the rolling ten-year average, while snowfall levels in 2009 and 2010 were considerably above the rolling ten-year average. Further to this point, sales of parts and accessories for 2009 and 2010, respectively, were approximately 58.3% and 34.4% higher than the applicable rolling ten-year average, which management believes is largely a result of the deferral of new equipment purchases due to the economic downturn. Management believes this deferral of new equipment purchases could result in an elevated multi-year replacement cycle as the economy recovers.

        Long-term growth in the overall snow and ice control equipment market also results from geographic expansion of developed areas in the snowbelt regions of North America, as well as consumer demand for technological enhancements in snow and ice control equipment and related parts and accessories that improves efficiency and reliability. Continued construction in the snowbelt regions in North America increases the aggregate area requiring snow and ice removal, thereby growing the market for snow and ice control equipment. In addition, the development and sale of more reliable, more efficient and more sophisticated products have contributed to an approximate 2-4% average unit price increase in each of the past five years.

Our Competitive Strengths

        We compete solely with other North American manufacturers who do not benefit from our extensive distributor network, manufacturing efficiencies and depth and breadth of products. We compete against these companies to provide the broadest, highest quality, most reliable product offering at competitive prices; however, because of our reputation for reliable and durable product performance, we can often demand a premium price in the marketplace. Further, as the market leader in snow and ice control equipment for light trucks, we enjoy a set of competitive advantages versus smaller equipment providers, which allows us to generate robust cash flows in all snowfall environments and to support continued investment in our products, distribution capabilities and brand regardless of annual volume fluctuations. We believe these competitive advantages are rooted in the following competitive strengths and reinforces our industry leadership over time.

        Exceptional Customer Loyalty and Brand Equity.    Our brands enjoy exceptional customer loyalty and brand equity in the snow and ice control equipment industry with both end-users and distributors which have been developed through over 50 years of superior innovation, productivity, reliability and support, consistently delivered season after season. We believe past brand experience, rather than price, is the key factor impacting snowplow purchasing decisions.

        Broadest and Most Innovative Product Offering.    We provide the industry's broadest product offering with a full range of snowplows, sand and salt spreaders and related parts and accessories. Through our acquisition of Blizzard Corporation in November 2005, we acquired the highly-patented, groundbreaking BLIZZARD® technology that represents one of the most significant innovations in our industry. More specifically, we acquired industry-leading hinged plow technology, which has significant advantages over competing products because it utilizes expandable wings for more effective snow removal.

        We also believe we maintain the industry's largest and most advanced in-house new product development program, and that our market leadership position permits us the flexibility to devote more resources to research and development than any of our competitors. We historically introduce several new and redesigned products each year, as research and development is a major focus of our management. New product development projects are typically the result of end-user feedback, plow productivity improvements, quality and reliability improvements and vehicle application expansion. Our broad product offering and commitment to new product development is essential to maintaining and growing our leading market share position as well as continuing to increase the profitability of our business.

        Extensive North American Distributor Network.    With over 710 direct distributors, we benefit from having the most extensive North American direct distributor network in the industry, providing a significant competitive advantage over our peers. Our distributors function not only as sales and support agents (providing access to parts and service), but also as industry partners providing real-time end-user information, such as retail inventory levels, changing consumer preferences or desired functionality enhancements, which we use as the basis for our product development efforts.

        Leader in Operational Efficiency.    We believe we are a leader in operational efficiency in our industry, resulting from our application of lean manufacturing principles and a highly variable cost structure. By utilizing lean principles, we are able to adjust production levels easily to meet fluctuating demand, while controlling costs in slower periods. This operational efficiency is supplemented by our highly variable cost structure, driven in part by our access to a sizable temporary workforce (comprising approximately 10-15% of our total workforce), which we can quickly adjust, as needed. These manufacturing efficiencies enable us to respond rapidly to urgent customer demand during times of sudden and unpredictable snowfalls, allowing us to provide exceptional service to our existing customer base and capture new customers from competitors that we believe cannot service their customers' needs with the same speed and reliability.

        Strong Cash Flow Generation.    We are able to generate significant cash flow as a result of relatively consistent high profitability (Adjusted EBITDA Margins averaged 26.4% for the three-year period from 2008 to 2010), low capital spending requirements and predictable timing of our working capital requirements. Our cash flow results will also benefit substantially from approximately $18 million of annual tax-deductible intangible and goodwill expense over the next nine years, which has the impact of reducing our corporate taxes owed by approximately $6.7 million on an annual basis during this period, in the event we have sufficient taxable income to utilize such benefit. Our significant cash flow has allowed us to reinvest in our business, pay down long term debt, and pay substantial dividends to our stockholders. Effective upon the consummation of our initial public offering, our Board of Directors adopted a regular quarterly cash dividend of $0.1825 per share, which was first paid on September 30, 2010. In November 2010, we increased our quarterly dividend, effective as of the fourth quarter of 2010, by $0.0175 to $0.20 per share, an increase of 9.6%, and on March 31, 2011, we paid an additional special cash dividend of $0.37 per share. This dividend program has resulted in an aggregate of $20.7 million being paid to our stockholders in the form of cash dividends since our initial public offering.

        Experienced Management Team.    We believe our business benefits from an exceptional management team that is responsible for establishing our leadership in the snow and ice control equipment industry for light trucks. Our senior management team, consisting of four officers, has an average of approximately 20 years of weather-related industry experience and an average of over ten years with our company. James Janik, our President and Chief Executive Officer, has been with us for over 18 years and in his current role since 2000, and through his strategic vision, we have been able to expand our distributor network and grow our market leading position.

Our Business Strategy

        Our business strategy is to capitalize on our competitive strengths to maximize cash flow to pay dividends, reduce indebtedness and reinvest in our business to create stockholder value. The building blocks of our strategy are:

        Continuous Product Innovation.    We believe new product innovation is critical to maintaining and growing our market-leading position in the snow and ice control equipment industry. We will continue to focus on developing innovative solutions to increase productivity, ease of use, reliability, durability and serviceability of our products and on incorporating lean manufacturing concepts into our product development process, which has allowed us to reduce the overall cost of development and, more importantly, to reduce our time-to-market by nearly one-half. As a result of these efforts, approximately $87 million, or 49.5%, of our 2010 net sales came from products introduced or redesigned in the last five years.

        Distributor Network Optimization.    Over the last ten years, we have grown our network by over 250 distributors. We will continually seek opportunities to continue to expand our extensive distribution network by adding high-quality, well-capitalized distributors in select geographic areas and by cross-selling our industry-leading brands within our distribution network to ensure we maximize our ability to generate revenue while protecting our industry leading reputation, customer loyalty and brands. We will also focus on optimizing this network by providing in-depth training, valuable distributor support and attractive promotional and incentive opportunities. As a result of these efforts, we believe a majority of our distributors choose to sell our products exclusively. We believe this sizable high quality network is unique in the industry, providing us with valuable insight into purchasing trends and customer preferences, and would be very difficult to replicate.

        Aggressive Asset Management and Profit Focus.    We will continue to aggressively manage our assets in order to maximize our cash flow generation despite seasonal and annual variability in snowfall levels. We believe our ability is unique in our industry and enables us to achieve attractive margins in all snowfall environments. Key elements of our asset management and profit focus strategies include:

  •
  employment of a highly variable cost structure, which allows us to quickly adjust costs in response to real-time changes in demand;

  •
  use of enterprise-wide lean principles, which allow us to easily adjust production levels up or down to meet demand;

  •
  implementation of a pre-season order program, which incentivizes distributors to place orders prior to the retail selling season and thereby enables us to more efficiently utilize our assets; and

  •
  development of a vertically integrated business model, which we believe provides us cost advantages over our competition.

        These asset management and profit focus strategies, among other management tools, allow us to adjust fixed overhead and sales, general and administrative expenditures to account for the year-to-year variability of our sales volumes. Management currently estimates that annual fixed overhead expenses generally range from approximately $15.3 million in low sales volume years to approximately $18.3 million in high sales volume years. Further, management currently estimates that annual sales, general and administrative expenses other than amortization generally approximate $21.5 million, but can be reduced to approximately $20.5 million to maximize cash flow in low sales volume years, and can increase to approximately $25.5 million to maintain customer service and responsiveness in high sales volume years.

        Additionally, although modest, our capital expenditure requirements, which are normally budgeted at $3.5 million, can be temporarily reduced by up to approximately 60% in response to actual or anticipated decreases in sales volumes in a particular year to maximize cash flow.

        Flexible, Lean Enterprise Platform.    We will continue to utilize lean principles to maximize the flexibility, efficiency and productivity of our manufacturing operations while reducing the associated costs, enabling us to increase distributor and end-user satisfaction. For example, in an environment where shorter lead times and near-perfect order fulfillment are important to our distributors, we believe our lean processes have helped us to improve our shipping performance and build a reputation for providing industry leading shipping performance. In 2010, we fulfilled 96.1% of our orders on or before the requested ship date, without error in content, packaging or delivery, continuing the strength of our performance in 2009 in which we filled 98.2% of our orders on or before the requested ship date without such errors, and representing a significant improvement from our 81.5% error-free performance in 2008.

        Our cost reduction efforts also include the rationalization of our supply base and implementation of a global sourcing strategy, resulting in approximately $3.9 million of cumulative annualized cost savings from 2006 to 2010 with the goal of an additional $1 million in annualized cost savings in 2011. In January 2009, we opened a sourcing office in China, which we expect to become our central focus for specific component purchases and provide a majority of our procurement cost savings in the future.

Our Growth Opportunities

        Increase Our Industry Leading Market Share.    We plan to leverage our industry leading position, distribution network and new product innovation capabilities to capture market share in the North American snow and ice control equipment market, focusing our primary efforts on increasing penetration in those North American markets where we believe our overall market share is less than 50%. We also plan to continue growing our presence in the snow and ice control equipment market outside of North America, particularly in Asia and Europe, which we believe could provide significant growth opportunities in the future.

        Opportunistically Seek New Products and New Markets.    We will consider external growth opportunities within the snow and ice control industry and other equipment or component markets. We plan to continue to evaluate acquisition opportunities within our industry and in complementary industries that can help us expand our distribution reach, enhance our technology and improve the breadth and depth of our product lines. We also consider diversification opportunities in adjacent markets that complement our business model and could offer us the ability to leverage our core competencies to create stockholder value.

Summary Risk Factors

        An investment in our common stock involves a high degree of risk. You should carefully consider the risks summarized below, the risks described under "Risk Factors" beginning on page 17 and the other information contained in, or incorporated by reference into, this prospectus, before deciding to purchase any shares of our common stock:

  •
  our results of operations depend primarily on the level, timing and location of snowfall in the regions in which we offer our products;

  •
  the seasonality and year-to-year variability of our business can cause our results of operations and financial condition to be materially different from quarter-to-quarter and from year-to-year;

  •
  if economic conditions in the United States continue to remain weak or deteriorate further, our results of operations and ability to pay dividends may be adversely affected;

  •
  our failure to maintain good relationships with our distributors, the loss or consolidation of our distributor base or the actions or inactions of our distributors could have an adverse effect on our results of operations and ability to pay dividends;

  •
  if we are unable to develop new products or improve upon our existing products on a timely basis, our business and financial condition could be adversely affected;

  •
  if our price of steel or other components of our products increase, our gross margins could decline;

  •
  if petroleum prices increase, our results of operations could be adversely affected;

  •
  you may not receive the level of dividends provided for in the dividend policy adopted by our Board of Directors or any dividends at all; and

  •
  satisfying our debt service obligations and paying dividends may leave us with insufficient cash to fund unexpected cash needs and growth.

Principal Stockholders

        Aurora Equity Partners II L.P., a Delaware limited partnership, and Aurora Overseas Equity Partners II, L.P., a Cayman Islands exempt limited partnership, which we refer collectively to in this prospectus as the Aurora Entities, collectively beneficially own approximately 29.8% of our common stock, prior to giving effect to this offering. The Aurora Entities are affiliates of Aurora Capital Group. Ares Corporate Opportunities Fund, L.P., a Delaware limited partnership, which we refer to in this prospectus as Ares, beneficially owns approximately 10.7% of our common stock, prior to giving effect to this offering. Ares is an affiliate of Ares Management LLC, which we refer to in this prospectus as Ares Management. After giving effect to this offering, the Aurora Entities and Ares will beneficially own approximately 13.2% and 4.5% of our common stock, respectively.

        Aurora Capital Group is a Los Angeles-based private equity firm managing over $2 billion that utilizes two distinct investment strategies. Aurora's traditional private equity vehicles focus principally on control-investments in middle-market businesses in a diverse set of industries, each with a leading market position, a strong cash flow profile, and actionable opportunities for both operational and strategic enhancement. Aurora's Resurgence fund invests in debt and equity securities of middle-market companies and targets complex situations that are created by operational or financial challenges either within a company or a broader industry.

        Ares Management is a global alternative asset manager and SEC-registered investment adviser with total committed capital under management of approximately $40 billion as of March 31, 2011. With complementary pools of capital in private equity, private debt and capital markets, Ares

Management has the ability to invest across all levels of a company's capital structure—from senior debt to common equity—in a variety of industries in a growing number of international markets. The Ares Private Equity Group manages over $6 billion of committed capital and has a track record of partnering with high quality, middle-market companies and creating value with its flexible capital. The firm is headquartered in Los Angeles with over 380 employees and professionals located across the United States, Europe and Asia.

Interests of Certain Affiliates in this Offering

        Certain of our executive officers and other affiliates may stand to benefit as a result of this offering. Specifically, certain of our executive officers will sell shares of common stock in this offering, including through the exercise and sale of shares underlying stock options. In addition, our principal stockholders, the Aurora Entities and Ares, together with certain of our other stockholders, will also sell a portion of their shares of our common stock in this offering. For a description of the interests of these parties in this offering, see "Interests of Certain Affiliates in this Offering."

Company Information

        We maintain our principal executive offices at 7777 North 73rd Street, Milwaukee, Wisconsin 53223, and our telephone number is (414) 354-2310. We maintain a website at www.DouglasDynamics.com. Information contained on our website is not a part of, and is not incorporated by reference into, this prospectus.

        "WESTERN," "FISHER" and "BLIZZARD" and their respective logos are trademarks. Solely for convenience, from time to time we refer to our trademarks in this prospectus without the ® symbols, but such references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights to our trademarks.

The Offering

Issuer	Douglas Dynamics, Inc.
Common stock offered by the selling stockholders	5,000,000 shares
Over-allotment option	The selling stockholders have granted the underwriters a 30-day option to purchase up to 750,000 additional outstanding shares of common stock from the selling stockholders.
Common stock outstanding after this offering	21,996,251 shares
Use of proceeds

The selling stockholders will receive all of the proceeds from this offering and we will not receive any proceeds from the sale of shares in this offering. Any proceeds received by us in connection with the exercise of options to purchase shares of our common stock by the selling stockholders in connection with this offering will be used for general corporate purposes. See "Use of Proceeds."

Dividend policy

Our Board of Directors has adopted a dividend policy that reflects an intention to distribute to our stockholders a regular quarterly cash dividend of $0.20 per share. The declaration and payment of this quarterly dividend will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition and earnings, legal requirements, taxes, the terms of our indebtedness and other factors our Board of Directors may deem to be relevant. See "Dividend Policy and Restrictions."

Risk factors	See "Risk Factors" beginning on page 17 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
NYSE symbol	PLOW

        The number of shares of our common stock outstanding after this offering is based on 21,848,947 shares outstanding as of May 12, 2011, plus an aggregate of 147,304 shares of common stock subject to outstanding options being exercised by certain selling stockholders for the purpose of selling shares in this offering.

        Unless otherwise noted, all information in this prospectus assumes no exercise of the underwriters' over-allotment option to purchase up to 750,000 additional shares of our common stock from the selling stockholders. Certain historical information in this prospectus has been adjusted to reflect the 23.75-for-one stock split of our common stock that occurred immediately prior to the consummation of our initial public offering.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following tables set forth our summary historical consolidated financial data for and at the end of each of the years in the three-year period ended December 31, 2010 and for and at the end of the three months ended March 31, 2010 and 2011 and the twelve months ended March 31, 2011. The summary consolidated statement of operations data and consolidated cash flows data for the years ended December 31, 2008, 2009 and 2010 and the summary consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010, and incorporated herein by reference. The summary consolidated statement of operations data and consolidated cash flows data for the three months ended March 31, 2010 and 2011 and the summary consolidated balance sheet data at March 31, 2011 have been derived from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, and incorporated herein by reference. The summary consolidated statement of operations data and consolidated cash flows data for the twelve months ended March 31, 2011 was derived by subtracting (1) our unaudited consolidated statement of operations and cash flows data, respectively, for the three months ended March 31, 2010 from (2) our audited consolidated statement of operations and cash flows data, respectively, for the twelve months ended December 31, 2010, and adding (3) our unaudited consolidated statement of operations and cash flows data, respectively, for the three months ended March 31, 2011. The summary consolidated balance sheet data as of December 31, 2008 and March 31, 2010 has been derived from our audited and unaudited consolidated financial statements, respectively, not incorporated herein by reference.

        The following tables are qualified in their entirety by, and should be read in conjunction with, the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Consolidated Financial Data," and our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, which are incorporated herein by reference.

	For the year ended December 31,			For the three months ended March 31,		For the twelve months ended March 31,
	2008	2009	2010	2010	2011	2011
	(in thousands)
Consolidated Statement of Operations Data
Equipment sales	$151,450	$147,478	$151,808	$8,687	$14,118	$157,239
Parts and accessories sales	28,658	26,864	24,987	5,960	9,372	28,399

Net sales	180,108	174,342	176,795	14,647	23,490	185,638
Cost of sales	117,911	117,264	116,494	12,667	14,419	118,246

Gross profit	62,197	57,078	60,301	1,980	9,071	67,392
Selling, general and administrative expense(1)	26,561	27,639	38,893	7,695	7,227	38,425

Income from operations	35,636	29,439	21,408	(5,715)	1,844	28,967
Interest expense, net	(17,299)	(15,520)	(10,943)	(3,715)	(2,204)	(9,432)
Loss on extinguishment of debt	—	—	(7,967)	—	—	(7,967)
Other income (expense), net	(73)	(90)	36	6	(115)	(85)

Income (loss) before taxes	18,264	13,829	2,534	(9,424)	(475)	11,483
Income tax expense (benefit)	6,793	3,986	872	(3,705)	325	4,902

Net income (loss)	$11,471	$9,843	$1,662	$(5,719)	$(800)	$6,581

Cash Flow
Net cash provided by (used in) operating activities	$23,411	$25,571	$15,777	$(4,243)	$11,765	$31,785
Net cash used in investing activities	(3,113)	(8,200)	(2,783)	(1,240)	(220)	(1,763)
Net cash provided by (used in) financing activities	$(2,265)	$(1,850)	$(61,918)	$5,787	$(12,160)	$(79,865)
Other Data
Adjusted EBITDA	$47,742	$45,180	$47,345	$(1,186)	$4,061	$52,592
Adjusted Net Income (Loss)	11,471	9,843	12,665	(5,719)	(800)	17,584
Capital expenditures(2)	$3,160	$8,200	$3,009	$1,240	$267	$2,036

	As of December 31,			As of March 31,
	2008	2009	2010	2010	2011
	(in thousands)
Selected Balance Sheet Data
Cash and cash equivalents	$53,552	$69,073	$20,149	$69,377	$19,534
Total assets	391,264	404,619	348,043	397,522	334,942
Total debt	233,513	232,663	121,154	238,450	120,858
Total liabilities	293,203	296,395	178,550	295,019	177,780
Total redeemable stock and stockholders' equity	98,061	108,224	169,493	102,505	157,162

(1)
Includes management fees incurred with respect to related parties.

(2)
Capital expenditures for the year ended December 31, 2009 include $5 million related to the investments in our Milwaukee, Wisconsin and Rockland, Maine manufacturing facilities to support the closure of our Johnson City, Tennessee manufacturing facility.

Discussion of Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income

        In addition to our results under United States generally accepted accounting principles, which we refer to in this prospectus as GAAP, we also use Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income, non-GAAP financial measures, which we consider to be important and supplemental measures of our performance.

Adjusted EBITDA and Adjusted EBITDA Margin

        Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization, as further adjusted for certain non-recurring charges related to the closure of our Johnson City, Tennessee manufacturing facility, certain unrelated legal expenses, stock-based compensation and a one-time stock option repurchase, as well as management fees paid by us to Aurora Management Partners LLC, a Delaware limited liability company and an affiliate of the Aurora Entities, and ACOF Management, L.P., a Delaware limited partnership and an affiliate of Ares. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of net sales. We use, and we believe our investors, and in particular, the Aurora Entities and Ares, which we collectively refer to as our principal stockholders in this prospectus, benefit from the presentation of Adjusted EBITDA and Adjusted EBITDA Margin in evaluating our operating performance because they provide us and our investors with additional tools to compare our operating performance on a consistent basis by removing the impact of certain items that management believes do not directly reflect our core operations. In addition, we believe that Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors and other external users of our consolidated financial statements in evaluating our operating performance as compared to that of other companies, because they allow them to measure a company's operating performance without regard to items such as interest expense, taxes, depreciation and depletion, and amortization and accretion, which can vary substantially from company to company depending upon accounting methods and book value of assets and liabilities, capital structure and the method by which assets were acquired. Our management also uses Adjusted EBITDA and Adjusted EBITDA Margin for planning purposes, including the preparation of our annual operating budget and financial projections and believes Adjusted EBITDA Margin is useful in assessing the profitability of our core businesses.

        Management also uses Adjusted EBITDA to evaluate our ability to make certain payments, including dividends, in compliance with our new senior credit facilities (comprised of our amended revolving credit facility and new term loan, entered into on April 18, 2011), which is determined based on a calculation of "Consolidated Adjusted EBITDA" that is substantially similar to Adjusted EBITDA. The definition of Consolidated Adjusted EBITDA under our new senior credit facilities differs from our definition of Adjusted EBITDA in this prospectus primarily because the definition in our new senior credit facilities excludes additional non-cash charges and non-recurring expenses, which we have not incurred during the periods presented. Specifically, Consolidated Adjusted EBITDA under our new senior credit facilities is comprised of net income of the Company and its subsidiaries before interest, taxes, depreciation and amortization as further adjusted to exclude the effect of:

  •
  reimbursement of expenses under our management services agreement with Aurora Management Partners LLC and ACOF Management, L.P. in an amount not to exceed $1 million in any 12-month period;

  •
  non-cash items resulting in an increase in net income for such period that are unusual or otherwise non-recurring items;

  •
  certain non-cash charges including:

  •
  non-cash impairment charges;

  •
  non-cash expenses resulting from the grant of stock and stock options and other compensation to our management pursuant to a written incentive plan or agreement;

    •
    other non-cash items that are unusual or otherwise non-recurring items;

  •
  certain non-recurring expenses including:

  •
  any extraordinary losses and non-recurring charges during any period (including severance, relocation costs, one-time compensation charges and losses or charges associated with interest rate agreements);

  •
  restructuring charges or reserves (including costs related to closure of facilities), provided that such cash restructuring charges shall not exceed $5 million in any 12-month period;

  •
  any transaction costs incurred in connection with the issuance, resale or secondary offering of securities or any refinancing transaction, in each case whether or not such transaction is consummated;

  •
  any fees and expensed related to certain acquisitions permitted by our new senior credit facilities;

  •
  for periods ending on or prior to June 30, 2011, fees, expenses and other transaction costs incurred in connection with our initial public offering, the concurrent amendments to our prior senior credit facilities, and our new senior credit facilities;

        and to include as a deduction in calculating Consolidated Adjusted EBITDA:

    •
    non-cash items resulting in an increase in net income for such period that are unusual or otherwise non-recurring items;

    •
    certain cash payments made during the applicable period reducing reserves or liabilities for accruals made in prior periods but only to the extent such reserves or accruals were excluded from Consolidated Adjusted EBITDA in a prior period; and

    •
    restricted payments made during such period to Douglas Holdings to pay its general administrative costs and expenses (other than restricted payments made to Douglas Holdings for the payment of fees, expenses and other transaction costs incurred in connection with our initial public offering or the concurrent amendments to our prior senior credit facilities).

        Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools. As a result, you should not consider them in isolation, or as substitutes for net income, operating income, operating income margin, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Some of these limitations are:

  •
  Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  Adjusted EBITDA and Adjusted EBITDA Margin do not reflect changes in, or cash requirements for, our working capital needs;

  •
  Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;

  •
  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements for such replacements;

  •
  Other companies, including other companies in our industry, may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, limiting their usefulness as comparative measures; and

  •
  Adjusted EBITDA and Adjusted EBITDA Margin do not reflect tax obligations whether current or deferred.

        The Securities and Exchange Commission, which we refer to in this prospectus as the SEC, has adopted rules to regulate the use in filings with the SEC and public disclosures and press releases of non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA Margin, that are derived on the basis of methodologies other than in accordance with GAAP. These rules require, among other things:

  •
  a presentation with equal or greater prominence of the most comparable financial measure or measures calculated and presented in accordance with GAAP; and

  •
  a statement disclosing the purposes for which our management uses the non-GAAP financial measure.

        The rules prohibit, among other things:

  •
  exclusion of charges or liabilities that require cash settlement or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures;

  •
  adjustment of a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur; and

  •
  presentation of non-GAAP financial measures on the face of any financial information.

        The following table presents a reconciliation of net income, the most comparable GAAP financial measure, to Adjusted EBITDA as well as the resulting calculation of Adjusted EBITDA Margin, for each of the periods indicated:

	For the year ended December 31,			For the three months ended March 31,		For the twelve months ended March 31,
	2008	2009	2010	2010	2011	2011
	(in thousands)
Net income (loss)	$11,471	$9,843	$1,662	$(5,719)	$(800)	$6,581
Interest expense—net	17,299	15,520	10,943	3,715	2,204	9,432
Income taxes	6,793	3,986	872	(3,705)	325	4,902
Depreciation expense	4,650	5,797	5,704	2,017	747	4,434
Amortization	6,160	6,161	6,001	1,540	1,300	5,761

EBITDA	46,373	41,307	25,182	(2,152)	3,776	31,110
Management fees	1,369	1,393	6,383	347	16	6,052
Stock-based compensation	—	732	4,029	—	265	4,294
Loss on extinguishment of debt	—	—	7,967	—	—	7,967
Management Liquidity Bonus	—	—	1,003	—	—	1,003
Other non-recurring charges(1)	—	1,748	2,781	619	4	2,166

Adjusted EBITDA	$47,742	$45,180	$47,345	$(1,186)	$4,061	$52,592

Adjusted EBITDA Margin(2)	26.5%	25.9%	26.8%	(8.1)%	17.3%	28.3%

(1)
Reflects severance and one-time, non-recurring expenses for costs related to the closure of our Johnson City facility of $1,054, $1,435, $440 and $995 for the years ended December 31, 2009 and

  2010, the three months ended March 31, 2010, and the twelve months ended March 31, 2011, respectively, $694, $2,013, $179, $4 and $1,838 of unrelated legal fees for the years ended December 31, 2009 and 2010, the three months ended March 31, 2010 and 2011, and the twelve months ended March 31, 2011, respectively, and $667 of gain on other post employment benefit plan curtailment related to the Johnson City plant closure for the year ended December 31, 2010 and the twelve months ended March 31, 2011.

(2)
Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of net sales.

Adjusted Net Income

        Adjusted Net Income represents net income as determined under GAAP, excluding non-recurring expenses incurred at the time of our initial public offering, namely the buyout of our management services agreement, the loss on extinguishment of debt, stock-based compensation expense associated with the net exercise of stock options and the payment of cash bonuses under our liquidity bonus plan. We believe that the presentation of Adjusted Net Income for the year ended December 31, 2010 and the twelve months ended March 31, 2011 provides useful information to investors by facilitating comparisons to our historical performance by removing the effect of the non-recurring expenses incurred at the time of our initial public offering in May 2010.

        The following table presents a reconciliation of net income, the most comparable GAAP financial measure, to Adjusted Net Income for the year ending December 31, 2010 and the twelve months ended March 31, 2011. There were no such adjustments during the years ended December 31, 2008 and 2009 or the three months ended March 31, 2010 and 2011.

	Year Ended	Twelve Months Ended
	December 31, 2010	March 31, 2011
	(in thousands)
Net Income—(GAAP)	$1,662	$6,581
Add back non-recurring expenses, net of tax at 38.0%, incurred at the time of the IPO:
—Buyout of the Management Services Agreement	3,596	3,596
—Loss on extinguishment of debt	4,940	4,940
—Liquidity bonus payment	622	622
—Non-recurring stock-based compensation expense	1,845	1,845

Adjusted Net Income—(non-GAAP)	$12,665	$17,584

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information contained in this prospectus or incorporated herein by reference, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, before deciding whether to purchase our common stock. Our business, prospects, financial condition and operating results could be materially adversely affected by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our results of operations depend primarily on the level, timing and location of snowfall. As a result, a decline in snowfall levels in multiple regions for an extended time could cause our results of operations to decline and adversely affect our ability to pay dividends.

        As a manufacturer of snow and ice control equipment for light trucks, and related parts and accessories, our sales depend primarily on the level, timing and location of snowfall in the regions in which we offer our products. A low level or lack of snowfall in any given year in any of the snowbelt regions in North America (primarily the Midwest, East and Northeast regions of the United States as well as all provinces of Canada) will likely cause sales of our products to decline in such year as well as the subsequent year, which in turn may adversely affect our results of operations and ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Seasonality and Year-to-Year Variability" in our Annual Report on Form 10-K for the year ended December 31, 2010. A sustained period of reduced snowfall events in one or more of the geographic regions in which we offer our products could cause our results of operations to decline and adversely affect our ability to pay dividends.

The year-to-year variability of our business can cause our results of operations and financial condition to be materially different from year-to-year; whereas the seasonality of our business can cause our results of operations and financial condition to be materially different from quarter-to-quarter.

        Because our business depends on the level, timing and location of snowfall, our results of operations vary from year-to-year. Additionally, because the annual snow season typically only runs from October 1 through March 31, our distributors typically purchase our products during the second and third quarters. As a result, we operate in a seasonal business. We not only experience seasonality in our sales, but also experience seasonality in our working capital needs. For example, our average monthly working capital net of cash, accrued interest, income taxes payable, deferred tax assets and prepaid management fees was approximately $58.9 million from 2008 to 2010 with an average monthly peak in the third quarter of approximately $90 million. Excluding such adjustments, our average monthly working capital during this period was approximately $84.4 million. Consequently, our results of operations and financial condition can vary from year-to-year, as well as from quarter-to-quarter, which could affect our ability to pay dividends. If we are unable to effectively manage the seasonality and year-to-year variability of our business, our results of operations, financial condition and ability to pay dividends may suffer.

If economic conditions in the United States continue to remain weak or deteriorate further, our results of operations, financial condition and ability to pay dividends may be adversely affected.

        Historically, demand for snow and ice control equipment for light trucks has been influenced by general economic conditions in the United States, as well as local economic conditions in the snowbelt regions in North America. During the last few years, economic conditions throughout the United States have been extremely weak. Weakened economic conditions may cause our end-users to delay purchases of replacement snow and ice control equipment and instead repair their existing equipment, leading to a decrease in our sales of new equipment. Weakened economic conditions may also cause our end-users to delay their purchases of new light trucks. Because our end-users tend to purchase new snow and ice control equipment concurrent with their purchase of new light trucks, their delay in purchasing new light trucks can also result in the deferral of their purchases of new snow and ice control equipment. The deferral of new equipment purchases during periods of weak economic conditions may negatively affect our results of operations, financial condition and ability to pay dividends.

        Weakened economic conditions may also cause our end-users to consider price more carefully in selecting new snow and ice control equipment. Historically, considerations of quality and service have outweighed considerations of price, but in a weak economy, price may be a more important factor. Any refocus away from quality in favor of cheaper equipment could cause end-users to shift away from our products to less expensive competitor products, or to shift away from our more profitable products to our less profitable products, which in turn would adversely affect our results of operations and our ability to pay dividends.

Our failure to maintain good relationships with our distributors, the loss or consolidation of our distributor base or the actions or inactions of our distributors could have an adverse effect on our results of operations and our ability to pay dividends.

        We depend on a network of truck equipment distributors to sell, install and service our products. Nearly all of these sales and service relationships are at will, and less than 1% of our distributors have agreed not to offer products that compete with our products. As a result, almost all of our distributors could discontinue the sale and service of our products at any time, and those distributors that primarily sell our products may choose to sell competing products at any time. Further, difficult economic or other circumstances could cause any of our distributors to discontinue their businesses. Moreover, if our distributor base were to consolidate or if any of our distributors were to discontinue their business, competition for the business of fewer distributors would intensify. If we do not maintain good relationships with our distributors, or if we do not provide product offerings and pricing that meet the needs of our distributors, we could lose a substantial amount of our distributor base. A loss of a substantial portion of our distributor base could cause our sales to decline significantly, which would have an adverse effect on our results of operations and ability to pay dividends.

        In addition, our distributors may not provide timely or adequate service to our end-users. If this occurs, our brand identity and reputation may be damaged, which would have an adverse effect on our results of operations and ability to pay dividends.

Lack of available financing options for our end-users or distributors may adversely affect our sales volumes.

        Our end-user base is highly concentrated among professional snowplowers, who comprise over 50% of our end-users, many of whom are individual landscapers who remove snow during the winter and landscape during the rest of the year, rather than large, well-capitalized corporations. These end-users often depend upon credit to purchase our products. If credit is unavailable on favorable terms or at all, our end-users may not be able to purchase our products from our distributors, which would in turn reduce sales and adversely affect our results of operations and ability to pay dividends.

        In addition, because our distributors, like our end-users, rely on credit to purchase our products, if our distributors are not able to obtain credit, or access credit on favorable terms, we may experience delays in payment or nonpayment for delivered products. Further, if our distributors are unable to obtain credit or access credit on favorable terms, they could experience financial difficulties or bankruptcy and cease purchases of our products altogether. Thus, if financing is unavailable on favorable terms or at all, our results of operations and ability to pay dividends would be adversely affected.

The price of steel, a commodity necessary to manufacture our products, is highly variable. If the price of steel increases, our gross margins could decline.

        Steel is a significant raw material used to manufacture our products. During 2008, 2009, and 2010, our steel purchases were approximately 15%, 18% and 13% of our revenue, respectively. The steel industry is highly cyclical in nature, and steel prices have been volatile in recent years and may remain volatile in the future. Steel prices are influenced by numerous factors beyond our control, including general economic conditions domestically and internationally, the availability of raw materials, competition, labor costs, freight and transportation costs, production costs, import duties and other trade restrictions. Steel prices are volatile and may increase as a result of increased demand from the automobile and consumer durable sectors. If the price of steel increases, our variable costs may increase. We may not be able to mitigate these increased costs through the implementation of permanent price increases or temporary invoice surcharges, especially if economic conditions remain weak and our distributors and end-users become more price sensitive. If we are unable to successfully mitigate such cost increases in the future, our gross margins could decline.

If petroleum prices increase, our results of operations could be adversely affected.

        Petroleum prices have fluctuated significantly in recent years. Prices and availability of petroleum products are subject to political, economic and market factors that are outside our control. Political events in petroleum-producing regions as well as hurricanes and other weather-related events may cause the price of fuel to increase. If the price of fuel increases, the demand for our products may decline, which would adversely affect our financial condition and results of operations.

We depend on outside suppliers who may be unable to meet our volume and quality requirements, and we may be unable to obtain alternative sources.

        We purchase certain components essential to our snowplows and sand and salt spreaders from outside suppliers, including off-shore sources. Most of our key supply arrangements can be discontinued at any time and are not covered by written contracts. A supplier may encounter delays in the production and delivery of such products and components or may supply us with products and components that do not meet our quality, quantity or cost requirements. Additionally, a supplier may be forced to discontinue operations. Any discontinuation or interruption in the availability of quality products and components from one or more of our suppliers may result in increased production costs, delays in the delivery of our products and lost end-user sales, which could have an adverse effect on our business and financial condition. During 2010, our top ten suppliers accounted for approximately 54% of our raw material and component purchasing.

        In addition, we have begun to increase the number of our off-shore suppliers. Our increased reliance on off-shore sourcing may cause our business to be more susceptible to the impact of natural disasters, war and other factors that may disrupt the transportation systems or shipping lines used by our suppliers, a weakening of the dollar over an extended period of time and other uncontrollable factors such as changes in foreign regulation or economic conditions. In addition, reliance on off-shore suppliers may make it more difficult for us to respond to sudden changes in demand because of the longer lead time to obtain components from off-shore sources. We may be unable to mitigate this risk by stocking sufficient materials to satisfy any sudden or prolonged surges in demand for our products. If we cannot satisfy demand for our products in a timely manner, our sales could suffer as distributors can cancel purchase orders without penalty until shipment.

We do not sell our products under long-term purchase contracts, and sales of our products are significantly impacted by factors outside of our control; therefore, our ability to estimate demand is limited.

        We do not enter into long-term purchase contracts with our distributors and the purchase orders we receive may be cancelled without penalty until shipment. Therefore, our ability to accurately predict future demand for our products is limited. Nonetheless, we attempt to estimate demand for our products for purposes of planning our annual production levels and our long-term product development and new product introductions. We base our estimates of demand on our own market assessment, snowfall figures, quarterly field inventory surveys and regular communications with our distributors. Because wide fluctuations in the level, timing and location of snowfall, economic conditions and other factors may occur, each of which is out of our control, our estimates of demand may not be accurate. Underestimating demand could result in procuring an insufficient amount of materials necessary for the production of our products, which may result in increased production costs, delays in product delivery, missed sale opportunities and a decrease in customer satisfaction. Overestimating demand could result in the procurement of excessive supplies, which could result in increased inventory and associated carrying costs.

If we are unable to enforce, maintain or continue to build our intellectual property portfolio, or if others invalidate our intellectual property rights, our competitive position may be harmed.

        We rely on a combination of patents, trade secrets and trademarks to protect certain of the proprietary aspects of our business and technology. We hold approximately 20 U.S. registered trademarks (including the trademarks WESTERN®, FISHER® and BLIZZARD®), 5 Canadian registered trademarks, 28 U.S. issued patents and 15 Canadian patents. Our patents relate to snowplow mounts, assemblies, hydraulics, electronics and lighting systems as well as sand and salt spreader assemblies and our patent applications relate to each of the foregoing except for hydraulics and sand and salt spreader assemblies. When granted, each patent has a 17 year duration. The duration of the patents we currently possess range between one year and 14 years of remaining life. Our patent applications date back as far as 2001 and as most recent as 2010. Although we work diligently to protect our intellectual property rights, monitoring the unauthorized use of our intellectual property is difficult, and the steps we have taken may not prevent unauthorized use by others. We believe that our trademarks are of great value and that the loss of any one or all of our trademark rights could lower sales and increase our costs. In addition, in the event a third party challenges the validity of our intellectual property rights, a court may determine that our intellectual property rights may not be valid or enforceable. An adverse determination with respect to our intellectual property rights may harm our business prospects and reputation. Third parties may design around our patents or may independently develop technology similar to our trade secrets. The failure to adequately build, maintain and enforce our intellectual property portfolio could impair the strength of our technology and our brands, and harm our competitive position. Although the Company has no reason to believe that its intellectual property rights are vulnerable, previously undiscovered intellectual property could be used to invalidate our rights.

If we are unable to develop new products or improve upon our existing products on a timely basis, it could have an adverse effect on our business and financial condition.

        We believe that our future success depends, in part, on our ability to develop on a timely basis new technologically advanced products or improve upon our existing products in innovative ways that meet or exceed our competitors' product offerings. Continuous product innovation ensures that our consumers have access to the latest products and features when they consider buying snow and ice control equipment. Maintaining our market position will require us to continue to invest in research and development and sales and marketing. Product development requires significant financial, technological and other resources. From 1992 to 2010, we invested approximately $64 million to support our manufacturing strategy and to maintain our competitive strength in the product manufacturing process. We may be unsuccessful in making the technological advances necessary to develop new products or improve our existing products to maintain our market position. Industry standards, end-user expectations or other products may emerge that could render one or more of our products less desirable or obsolete. If any of these events occur, it could cause decreases in sales, a failure to realize premium pricing and an adverse effect on our business and financial condition.

We face competition from other companies in our industry, and if we are unable to compete effectively with these companies, it could have an adverse effect on our sales and profitability. Price competition among our distributors could negatively affect our market share.

        We primarily compete with regional manufacturers of snow and ice control equipment for light trucks. While we are the most geographically diverse company in our industry, we may face increasing competition in the markets in which we operate. In saturated markets, price competition may lead to a decrease in our market share or a compression of our margins, both of which would affect our profitability. Moreover, current or future competitors may grow their market share and develop superior service and may have or may develop greater financial resources, lower costs, superior technology or more favorable operating conditions than we maintain. As a result, competitive pressures we face may cause price reductions for our products, which would affect our profitability or result in decreased sales and operating income. Additionally, saturation of the markets in which we compete or channel conflicts among our brands and shifts in consumer preferences may increase these competitive pressures or may result in increased competition among our distributors and affect our sales and profitability. In addition, price competition among the distributors that sell our products could lead to significant margin erosion among our distributors, which could in turn result in compressed margins or loss of market share for us. Management believes that after Douglas, the next largest competitors in the market for snow and ice control equipment for light trucks are BOSS and Meyer, respectively, and accordingly represent our primary competitors for market share.

We are subject to complex laws and regulations, including environmental and safety regulations, that can adversely affect the cost, manner or feasibility of doing business.

        Our operations are subject to certain federal, state and local laws and regulations relating to, among other things, the generation, storage, handling, emission, transportation, disposal and discharge of hazardous and non-hazardous substances and materials into the environment, the manufacturing of motor vehicle accessories and employee health and safety. We cannot be certain that existing and future laws and regulations and their interpretations will not harm our business or financial condition. We currently make and may be required to make large and unanticipated capital expenditures to comply with environmental and other regulations, such as:

  •
  applicable motor vehicle safety standards established by the National Highway Traffic Safety Administration;

  •
  reclamation and remediation and other environmental protection; and

  •
  standards for workplace safety established by the Occupational Safety and Health Administration.

        While we monitor our compliance with applicable laws and regulations and attempt to budget for anticipated costs associated with compliance, we cannot predict the future cost of such compliance. While in 2010 the amount expended was insignificant, we could incur material expenses in the future in the event of future legislation changes or unforeseen events, such as a workplace accident or environmental discharge, or if we otherwise discover we are in non-compliance with an applicable regulation. In addition, under these laws and regulations, we could be liable for:

  •
  product liability claims;

  •
  personal injuries;

  •
  investigation and remediation of environmental contamination and other governmental sanctions such as fines and penalties; and

  •
  other environmental damages.

        Our operations could be significantly delayed or curtailed and our costs of operations could significantly increase as a result of regulatory requirements, restrictions or claims. We are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations.

Financial market conditions have had a negative impact on the return on plan assets for our pension plans, which may require additional funding and negatively impact our cash flows.

        Our pension expense and required contributions to our pension plans are directly affected by the value of plan assets, the projected rate of return on plan assets, the actual rate of return on plan assets and the actuarial assumptions we use to measure the defined benefit pension plan obligations. In 2010, contributions to our defined benefit pension plans were approximately $0.9 million. If plan assets continue to perform below expectations, future pension expense and funding obligations will increase, which would have a negative impact on our cash flows. Moreover, under the Pension Protection Act of 2006, it is possible that continued losses of asset values may necessitate accelerated funding of our pension plans in the future to meet minimum federal government requirements.

The statements regarding our industry, market positions and market share in this prospectus are based on our management's estimates and assumptions. While we believe such statements are reasonable, such statements have not been independently verified.

        Information contained in this prospectus concerning the snow and ice control equipment industry for light trucks, our general expectations concerning this industry and our market positions and other market share data regarding the industry are based on estimates our management prepared using end-user surveys, anecdotal data from our distributors and distributors that carry our competitors' products, our results of operations and management's past experience, and on assumptions made, based on our management's knowledge of this industry, all of which we believe to be reasonable. These estimates and assumptions are inherently subject to uncertainties, especially given the year-to-year variability of snowfall and the difficulty of obtaining precise information about our competitors, and may prove to be inaccurate. In addition, we have not independently verified the information from any third-party source and thus cannot guarantee its accuracy or completeness, although management also believes such information to be reasonable. Our actual operating results may vary significantly if our estimates and outlook concerning the industry, snowfall patterns, our market positions or our market shares turn out to be incorrect.

We are subject to product liability claims, product quality issues, and other litigation from time to time that could adversely affect our operating results or financial condition.

        The manufacture, sale and usage of our products expose us to the risk of product liability claims. If our products are defective or used incorrectly by our end-users, injury may result, giving rise to product liability claims against us. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage, and it is ultimately determined that we are liable, our business and financial condition could suffer. Any losses that we may suffer from any liability claims, and the effect that any product liability litigation may have upon the reputation and marketability of our products, may divert management's attention from other matters and may have a negative impact on our business and operating results. Additionally, we could experience a material design or manufacturing failure in our products, a quality system failure or other safety issues, or heightened regulatory scrutiny that could warrant a recall of some of our products. A recall of some of our products could also result in increased product liability claims. Any of these issues could also result in loss of market share, reduced sales, and higher warranty expense.

We are heavily dependent on our Chief Executive Officer and management team.

        Our continued success depends on the retention, recruitment and continued contributions of key management, finance, sales and marketing personnel, some of whom could be difficult to replace. Our success is largely dependent upon our senior management team, led by our Chief Executive Officer and other key managers. The loss of any one or more of such persons could have an adverse effect on our business and financial condition.

Our indebtedness could adversely affect our operations, including our ability to perform our obligations and pay dividends.

        As of April 18, 2011, we had approximately $125 million of senior secured indebtedness and $70 million of borrowing availability under our amended revolving credit facility. We may also be able to incur substantial indebtedness in the future, including senior indebtedness, which may or may not be secured. For example, our amended revolving credit facility allows Douglas Holdings' wholly-owned subsidiaries, Douglas Dynamics, L.L.C. ("DDI LLC"), Douglas Dynamics Finance Company ("DDI Finance") and Fisher, LLC ("Fisher") to request the establishment of one or more additional revolving commitments in an aggregate amount not in excess of $40 million and our new term loan facility allows DDI LLC to request the establishment of one or more additional term loan commitments in an aggregate amount not in excess of $60 million, in each case, subject to specified terms and conditions. Our indebtedness could have important consequences to you, including the following:

  •
  we could have difficulty satisfying our debt obligations, and if we fail to comply with these requirements, an event of default could result;

  •
  we may be required to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the cash flow available to pay dividends or fund working capital, capital expenditures and other general corporate activities;

  •
  covenants relating to our indebtedness may restrict our ability to make distributions to our stockholders;

  •
  covenants relating to our indebtedness may limit our ability to obtain additional financing for working capital, capital expenditures and other general corporate activities, which may limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  we may be more vulnerable to general adverse economic and industry conditions;

  •
  we may be placed at a competitive disadvantage compared to our competitors with less debt; and

  •
  we may have difficulty repaying or refinancing our obligations under our new senior credit facilities on their respective maturity dates.

        If any of these consequences occur, our financial condition, results of operations and ability to pay dividends could be adversely affected. This, in turn, could negatively affect the market price of our common stock, and we may need to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds that may be realized from those sales, or that additional financing could be obtained on acceptable terms, if at all.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly and could impose adverse consequences.

        Our new term loan and any revolving borrowings under our new senior credit facilities, are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows would correspondingly decrease. Commencing July 17, 2011, our new senior credit facilities will require us to maintain in effect at all times one or more interest rate hedging agreements so that, at all times, interest on at least 25% of the aggregate outstanding principal amount of the loans under the new term loan facility is either fixed rate or covered by such agreements.

Our new senior credit facilities impose restrictions on us, which may also prevent us from capitalizing on business opportunities and taking certain corporate actions. One of these facilities also includes minimum availability requirements, which if unsatisfied, could result in liquidity events that may jeopardize our business.

        Our new senior credit facilities contain, and future debt instruments to which we may become subject may contain, covenants that limit our ability to engage in activities that could otherwise benefit our company, including restrictions on our ability to:

  •
  incur, assume or permit to exist additional indebtedness or contingent obligations;

  •
  incur liens and engage in sale and leaseback transactions;

  •
  make loans and investments in excess of agreed upon amounts;

  •
  declare dividends, make payments or redeem or repurchase capital stock in excess of agreed upon amounts and subject to certain other limitations;

  •
  engage in mergers, acquisitions and other business combinations;

  •
  prepay, redeem or purchase certain indebtedness or amend or alter the terms of our indebtedness;

  •
  sell assets;

  •
  make further negative pledges;

  •
  create restrictions on distributions by subsidiaries;

  •
  change our fiscal year;

  •
  engage in activities other than, among other things, incurring the debt under our new senior credit facilities and the activities related thereto, holding our ownership interest in DDI LLC, making restricted payments, including dividends, permitted by our new senior credit facilities and conducting activities related to our status as a public company;

  •
  amend or waive rights under certain agreements;

  •
  transact with affiliates or our stockholders; and

  •
  alter the business that we conduct.

        Our amended revolving credit facility also includes limitations on capital expenditures and requires that if we fail to maintain the greater of $8.75 million and 12.5% of the revolving commitments in borrowing availability, we must comply with a fixed charge coverage ratio test. In addition, if a liquidity event occurs because our borrowing availability is less than the greater of $10.5 million and 15% of the aggregate revolving commitments (or an event of default occurs and is continuing), subject to certain limited cure rights, all proceeds of our accounts receivable and other collateral will be applied to reduce obligations under our amended revolving credit facility, jeopardizing our ability to meet other obligations. Our ability to comply with the covenants contained in our new senior credit facilities or in the agreements governing our future indebtedness, and our ability to avoid liquidity events, may be affected by events, or our future performance, which are subject to factors beyond our control, including prevailing economic, financial, industry and weather conditions, such as the level, timing and location of snowfall and general economic conditions in the snowbelt regions of North America. A failure to comply with these covenants could result in a default under our new senior credit facilities, which could prevent us from paying dividends, borrowing additional amounts and using proceeds of our inventory and accounts receivable, and also permit the lenders to accelerate the payment of such debt. If any of our debt is accelerated or if a liquidity event (or event of default) occurs that results in collateral proceeds being applied to reduce such debt, we may not have sufficient funds available to repay such debt and our other obligations, in which case, our business could be halted and such lenders could proceed against any collateral securing that debt. Further, if the lenders accelerate the payment of the indebtedness under our new senior credit facilities, our assets may not be sufficient to repay in full the indebtedness under our new senior credit facilities and our other indebtedness, if any. We cannot assure you that these covenants will not adversely affect our ability to finance our future operations or capital needs to pursue available business opportunities or react to changes in our business and the industry in which we operate.

Risks Related to this Offering of Our Common Stock

The market price of our common stock may be volatile, which could cause the value of your investment to decline or could subject us to securities class action litigation.

        Shares of our common stock were sold in our initial public offering in May 2010 at a price of $11.25 per share, and our common stock has subsequently traded as high as $16.96 per share and as low as $10.20 per share. An active, liquid and orderly market for our common stock may not be sustained, which could depress the trading price of our common stock. The trading price of our common stock could be subject to wide fluctuations in response to the many risk factors listed in this section and others beyond our control, including:

  •
  variations in our quarterly operating results;

  •
  our announcement of actual results for a fiscal period that are higher or lower than projected or expected results or our announcement of revenue or earnings guidance that is higher or lower than expected;

  •
  unfavorable commentary from securities analysts or the failure of securities analysts to cover our common stock after this offering;

  •
  sales of our common stock by our principal stockholders;

  •
  changes in our dividend payment policy or failure to execute our existing policy;

  •
  actions of competitors;

  •
  changes in applicable government and environmental regulations; or

  •
  general economic and market conditions.

        Furthermore, the stock markets recently have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions or interest rate changes may cause the market price of shares of our common stock to decline. If the market price of a share our common stock after this offering does not exceed the offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

        In addition, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

If securities or industry analysts cease to publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

        The trading market for our common stock depends in part on the research and other reports that industry or securities analysts publish about us or our business. If one or more of the analysts who covers us downgrades our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

        Additional sales of our common stock in the public market after the consummation of this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Upon consummation of this offering, we will have 21,996,251 shares of common stock outstanding, assuming no exercise of our outstanding options other than those options exercised by selling stockholders for the purpose of selling shares in this offering. The beneficial owners of approximately 8,878,042 shares (including shares underlying options currently exercisable and exercisable within 90 days) of our common stock as of May 17, 2011 have signed lock-up agreements in connection with this offering under which they have agreed not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or securities into or exercisable or exchangeable for shares of our common stock without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days, subject to possible extension under certain circumstances, after the date of this prospectus. After the expiration of the "lock-up" period, these shares may be sold in the public market, subject to registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume restrictions of Rule 144. We may file one registration statement on Form S-1 or Form S-3 no earlier than 60 days after the date of this prospectus for the registration of shares of our common stock to be sold by us and/or our current stockholders, which registration statement will not be declared effective by the SEC prior to the end of the "lock-up" period described above. As any resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them. In addition, pursuant to certain provisions of our securityholders agreement, all securityholders who are parties to the securityholders agreement are entitled to certain "piggy-back" registration rights with respect to shares of our common stock, and certain securityholders are entitled to demand registration of their shares. See "Certain Relationships and Related Party Transactions—Related Party Transactions—Securityholders Agreement." Registration of any such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

Our principal stockholders will continue to hold a significant portion of our common stock after this offering and may have different interests than us or you in the future.

        Immediately after the consummation of this offering our principal stockholders will beneficially own approximately 17.7% (or 14.3% if the underwriters exercise their over-allotment option in full) of our common stock. This significant ownership could deter possible changes in control of our company, which may reduce the value of your investment, and could be used to influence the election and removal of our directors and other matters requiring stockholder approval. We cannot assure you that the interests of our principal stockholders will coincide with the interests of our other holders of common stock. See "Certain Relationships and Related Party Transactions—Related Party Transactions—Securityholders Agreement."

Provisions of Delaware law and our charter documents could delay or prevent an acquisition of us, even if the acquisition would be beneficial to you.

        Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include:

  •
  the absence of cumulative voting in the election of our directors, which means that the holders of a majority of our common stock may elect all of the directors standing for election;

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  the ability of our Board of Directors to issue preferred stock with voting rights or with rights senior to those of our common stock without any further vote or action by the holders of our common stock;

  •
  the division of our Board of Directors into three separate classes serving staggered three-year terms;

  •
  the ability of our stockholders to remove our directors is limited to cause and only by the vote of at least 66 2/3% of the outstanding shares of our common stock;

  •
  the prohibition on our stockholders from acting by written consent and calling special meetings;

  •
  the requirement that our stockholders provide advance notice when nominating our directors or proposing business to be considered by the stockholders at an annual meeting of stockholders; and

  •
  the requirement that our stockholders must obtain a 66 2/3% vote to amend or repeal certain provisions of our certificate of incorporation.

        We are also subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits us from engaging in any business combination with any interested stockholder, as defined in that section, for a period of three years following the date on which that stockholder became an interested stockholder. Since the Aurora Entities and Ares became interested stockholders of our company more than three years ago, we are not constrained by this provision with respect to business combinations with these stockholders. See "Description of Capital Stock." This provision, together with the provisions discussed above, could also make it more difficult for you and our other stockholders to elect directors and take other corporate actions, and could limit the price that investors might be willing to pay in the future for shares of our common stock.

If we are unable to assess favorably the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, our stock price could be adversely affected.

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, beginning with our Annual Report on Form 10-K for the year ending December 31 2011, our management will be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, in connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. If we cannot timely and favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal control over financial reporting, investor confidence and our stock price could decline.

Risks Relating to Our Dividend Policy

You may not receive the level of dividends provided for in the dividend policy our Board of Directors has adopted or any dividends at all.

        We are not obligated to pay dividends on our common stock. Our Board of Directors adopted a dividend policy, effective upon the consummation of our initial public offering, that reflects an intention to distribute to our stockholders a regular quarterly cash dividend. However, the declaration and payment of all future dividends to holders of our common stock are subject to the discretion of our Board of Directors, which may amend, revoke or suspend our dividend policy at any time and for any reason, including, our financial condition and earnings, legal requirements, taxes and other factors our Board of Directors may deem relevant. The terms of our indebtedness may also restrict us from paying cash dividends on our common stock under certain circumstances.

        Over time, our capital and other cash needs may change significantly from our current needs, which could affect whether we pay dividends and the level of any dividends we may pay in the future. If we were to use borrowings under our new senior credit facilities to fund our payment of dividends, we would have less cash and/or borrowing capacity available for future dividends and other purposes, which could negatively affect our financial condition, our results of operations, our liquidity and our ability to maintain and expand our business. Accordingly, you may not receive dividends in the intended amounts, or at all. Any reduction or elimination of dividends may negatively affect the market price of our common stock.

Our ability to pay dividends will be restricted by agreements governing our debt, including our new senior credit facilities, and by Delaware law.

        Our new senior credit facilities restrict our ability to pay dividends. See "Dividend Policy and Restrictions," where we describe the terms of our indebtedness, including provisions limiting our ability to declare and pay dividends. In addition, as a result of general economic conditions, conditions in the lending markets, the results of our business or for any other reason, we may elect or be required to amend or refinance our new senior credit facilities, at or prior to maturity, or enter into additional agreements for indebtedness. Any such amendment, refinancing or additional agreement may contain covenants which could limit in a significant manner or entirely our ability to pay dividends to you.

        Additionally, under the Delaware General Corporation Law, which we refer to in this prospectus as the DGCL, our Board of Directors may not authorize payment of a dividend unless it is either paid out of surplus, as calculated in accordance with the DGCL, or if we do not have a surplus, it is paid out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. See "Dividend Policy and Restrictions."

        If, as a result of these restrictions, we are required to reduce or eliminate the payment of dividends, a decline in the market price or liquidity, or both, of our common stock could result. This may in turn result in losses by you.

Douglas Holdings, the issuer of the common stock being offered hereby, is a holding company with no operations of its own and depends on its subsidiaries for cash.

        The terms of our new senior credit facilities significantly restrict our subsidiaries from paying dividends and otherwise transferring assets to Douglas Holdings. In addition, the terms of our amended revolving credit facility specifically restricts Douglas Holdings' subsidiaries from paying dividends to Douglas Holdings if we do not maintain minimum availability under our amended revolving credit facility, and both our new senior credit facilities restrict subsidiaries from paying dividends to Douglas Holdings if a default or event of default has occurred and is continuing under our new senior credit facilities or if specified liquidity and leverage tests are not satisfied. Giving pro forma effect to the new senior credit facilities, as of March 31, 2011, we had the necessary availability to pay dividends at the level currently anticipated under our dividend policy. We cannot assure you that we will maintain this availability. For a description of our dividend policy and the limitations on the payment of dividends contained in our new senior credit facilities, see "Dividend Policy and Restrictions."

Our dividend policy may limit our ability to pursue growth opportunities.

        If we continue to pay dividends at the current level under our dividend policy, we may not retain a sufficient amount of cash to finance growth opportunities, meet any large unanticipated liquidity requirements or fund our operations in the event of a significant business downturn. In addition, because a significant portion of cash available will be distributed to holders of our common stock under our dividend policy, our ability to pursue any material expansion of our business, including through acquisitions, increased capital spending or other increases of our expenditures, will depend more than it otherwise would on our ability to obtain third party financing. We cannot assure you that such financing will be available to us at all, or at an acceptable cost. If we are unable to take timely advantage of growth opportunities, our future financial condition and competitive position may be harmed, which in turn may adversely affect the market price of our common stock.

Market interest rates may have an effect on the trading value of our shares.

        One of the factors that investors may consider in deciding whether to buy or sell our shares is our dividend rate as a percentage of our share price relative to market interest rates. If market interest rates increase, prospective investors may demand a higher dividend yield on our shares or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and capital market conditions can affect the market value of our shares. For instance, if interest rates rise, it is likely that the market price of our shares will decrease as market rates on interest-bearing securities, such as bonds, increase.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference into this prospectus include forward-looking statements within the meaning of federal securities laws. All statements other than statements of historical fact included in this prospectus, or incorporated herein by reference, including statements regarding future sales, financial performance, plans, business strategy, and other objectives, expectations and intentions, such as statements regarding our liquidity, debt, economic conditions, planned capital expenditures, dividend policy, adequacy of capital resources and reserves, and projected costs, and the information referred to under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 are forward-looking statements. In addition, forward-looking statements generally can be identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "should," "could," "may," "plan," "project," "predict," "will" and similar expressions. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which by their nature, are inherently uncertain and beyond our control. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Although we believe that the expectations reflected in such forward-looking statements are reasonable as of the date made, expectations may prove to have been materially different from the results expressed or implied by such forward-looking statements. Unless otherwise required by law, we also undertake no obligation to update our view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in this prospectus or incorporated herein by reference. Important factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

  •
  weather conditions, particularly lack of or reduced levels of snowfall;

  •
  a significant decline in economic conditions;

  •
  our inability to maintain good relationships with our distributors;

  •
  lack of available or favorable financing options for our end-users or distributors;

  •
  increases in the price of steel or other materials necessary for the production of our products that cannot be passed on to our distributors;

  •
  increases in the price of fuel;

  •
  the inability of our suppliers to meet our volume or quality requirements;

  •
  our inability to protect or continue to build our intellectual property portfolio;

  •
  our inability to develop new products or improve upon existing products in response to end-user needs;

  •
  losses due to lawsuits arising out of personal injuries associated with our products; and

  •
  our inability to compete effectively against competition.

        All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements. You should evaluate all forward-looking statements made in this prospectus or incorporated herein by reference in the context of these risks and uncertainties. We caution you that the important factors referenced above may not contain all of the factors that are important to you.

 INDUSTRY INFORMATION

        Information contained in this prospectus concerning the snow and ice control equipment industry for pickup trucks and sport utility vehicles, which we refer to as light trucks in this prospectus, our general expectations concerning this industry and our market positions and other market share data regarding this industry including, without limitation, statements with respect to the relative size of our installed base, our distribution network, operational efficiency, customer service and responsiveness, and shipping performance, are based on our general knowledge of our industry and competitors. This general knowledge is derived from estimates our management prepared using end-user surveys, anecdotal data from our distributors and distributors that carry our competitors' products, our results of operations and management's past experience, and on assumptions made by our management, based on its knowledge of this industry, all of which we believe to be reasonable. These estimates and assumptions are inherently subject to uncertainties and may prove to be inaccurate. In addition, we have not independently verified the information contained in any independent third-party source, although management also believes such information to be reasonable.

 USE OF PROCEEDS

        The selling stockholders are selling all of the shares of common stock being sold in this offering, including any shares sold upon exercise of the underwriters' over-allotment option. See "Principal and Selling Stockholders" and "Interests of Certain Affiliates in this Offering." Accordingly, we will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering. Any proceeds received by us in connection with the exercise of options to purchase shares of our common stock by the selling stockholders in connection with this offering will be used for general corporate purposes.

 DIVIDEND POLICY AND RESTRICTIONS

General

        Effective upon the consummation of our initial public offering, our Board of Directors adopted a dividend policy, reflecting an intention to distribute to our stockholders a regular quarterly cash dividend of $0.1825 per share. In accordance with this dividend policy, we paid an initial quarterly cash dividend of $0.1825 per share on September 30, 2010 to stockholders of record as of the close of business on September 23, 2010. On October 27, 2010, our Board of Directors increased our quarterly cash dividend by $0.0175 per share to $0.20 per share, commencing in the fourth quarter of fiscal 2010. Accordingly, on December 31, 2010, we paid a cash dividend of $0.20 per share to stockholders of record as of the close of business of December 21, 2010. Further, on March 31, 2011, we paid a special cash dividend of $0.37 per share, which was in addition to our regularly quarterly cash dividend of $0.20 per share, to stockholders of record as of the close of business on March 21, 2011.

        Our dividend policy reflects our present judgment that it is in the best interests of stockholders to distribute to them a significant portion of the cash generated by our business. There can be no assurance, however, that we will declare or pay any cash dividends in the future. The declaration and payment of dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition and earnings, legal requirements, taxes and other factors our Board of Directors may deem to be relevant. The terms of our indebtedness may also prevent us from paying cash dividends on our common stock under certain circumstances. See "Risk Factors—Risks Relating to Our Dividend Policy—Our ability to pay dividends will be restricted by agreements governing our debt, including our new senior credit facilities, and by Delaware law," "—Restrictions on Payment of Dividends." Over time, our capital and other cash needs may change significantly from our current needs, which could affect whether we pay dividends and the level of any dividends we may pay in the future. Moreover, our Board of Directors may amend, revoke or suspend our dividend policy at any time and for any reason. Accordingly, you may not receive dividends in the intended amounts, or at all.

        We believe our dividend policy will limit, but not preclude our ability to pursue growth opportunities. This limitation could be significant, for example, with respect to large acquisitions and growth opportunities that require cash investments in amounts greater than our available cash or external financing resources.

Restrictions on Payment of Dividends

        Our ability to pay dividends will be restricted by current and future agreements governing our debt, including our new senior credit facilities and by Delaware law.

New Senior Credit Facilities

        Our new senior credit facilities, which are comprised of a $70 million senior secured revolving credit facility, which we refer to in this prospectus as our amended revolving credit facility, and a $125 million senior secured term loan facility, which we refer to in this prospectus as our new term loan facility, impose limitations on our ability to pay dividends. Under the restricted payments covenants for each of our new senior credit facilities, we generally are restricted from paying dividends on our common stock other than dividends solely in shares of common stock to holders of that class. However, provided that (i) no default has occurred and is continuing or would result from the payment, (ii) after the payment, the borrowing base less the revolving exposure will be greater than the greater of $10.5 million and 15% of the aggregate revolving commitments, and (iii) after the payment, our availability under our amended revolving credit facility will be at least the greater of $7 million and 10% of the aggregate revolving commitments, we can make restricted payments, including dividends in an aggregate amount not to exceed (A) $5.25 million in any fiscal quarter of 2011 (calculated without regard to the one-time permitted special dividend of approximately $8 million paid on March 31, 2011), (B) $5.5 million in any fiscal quarter of 2012, (C) $5.75 million in any fiscal quarter of 2013, (D) $6 million in any fiscal quarter of 2014, (E) $6.25 million in any fiscal quarter of 2015 and (F) $6.5 million in any fiscal quarter of 2016 and thereafter.

        Additional restricted payments, including dividends, may be made in any fiscal year if we meet certain excess cash flow requirements and certain other conditions. However, the amount of excess cash flow available for the payment of dividends may also be used for restricted payments other than dividends (including certain payments of indebtedness, redemptions of stock, payments to retire options and warrants and payment of certain management fees and expenses), certain investments and certain payments of indebtedness. To the extent that these amounts are used for a payment other than dividends, the amount available to be used for the payment of dividends would be reduced accordingly.

        The foregoing is a summary of the actual provisions included in our new senior credit facilities, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part. For a description of additional terms relating to our new senior credit facilities, see our Current Report on Form 8-K filed with the SEC on April 20, 2011.

Delaware Law

        Under Delaware law, our Board of Directors may not authorize payment of a dividend unless either it is paid out of our "surplus" (which is defined as total assets at fair market value minus total liabilities (including contingent liabilities) minus statutory capital), or if we do not have a surplus, it is paid out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. The value of a corporation's assets can be measured in a number of ways and may not necessarily equal their book value. The value of our capital may be adjusted from time to time by our Board of Directors. Our Board of Directors may base this determination on our financial statements, a fair valuation of our assets or another reasonable method. Although we believe we will be permitted to pay dividends at the anticipated levels in compliance with Delaware law, our Board of Directors will periodically seek to assure itself that the statutory requirements will be met before actually declaring dividends. In future periods, our Board of Directors may seek opinions from outside valuation firms to the effect that our solvency or assets are sufficient to allow payment of dividends, and such opinions may not be forthcoming. If we sought and were not able to obtain such an opinion, we likely would not be able to pay dividends. Douglas Holdings, the issuer of the common stock offered hereby, is a holding company and conducts all of its operations through its subsidiaries. As a result, Douglas Holdings will rely principally on distributions from its subsidiaries to have funds available for the payment of dividends. Each of our subsidiaries was formed in Delaware. As a result, they are also subject to the similar considerations and limitations under Delaware law on distributions.

 PRICE RANGE OF COMMON STOCK

        Our common stock has been listed on the New York Stock Exchange (the "NYSE") under the symbol "PLOW" since it began trading on May 5, 2010. Our initial public offering was priced at $11.25 per share on May 4, 2010.

        The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the NYSE since May 5, 2010.

	High	Low	Cash dividend declared per share
Second Quarter 2010 (beginning May 5, 2010)	$12.56	$10.93	—
Third Quarter 2010	$13.00	$10.20	$0.1825	(1)
Fourth Quarter 2010	$16.84	$11.97	$0.20	(2)
First Quarter 2011	$16.96	$13.48	$0.57	(3)
Second Quarter 2011 (through May 17, 2011)	$16.68	$14.10	—

(1)
Dividend was paid on September 30, 2010 to stockholders of record as of the close of business on September 23, 2010.

(2)
Dividend was paid on December 31, 2010 to stockholders of record as of the close of business on December 21, 2010.

(3)
Consists of regular quarterly cash dividend of $0.20 per share and special cash dividend of $0.37 per share. Both dividends were paid on March 31, 2011 to stockholders of record as of the close of business on March 21, 2011.

        On May 17, 2011, the closing price per share of our common stock on the NYSE was $15.15. As of May 12, 2011, there were approximately 31 stockholders of record of our common stock.

CAPITALIZATION

        The following table sets forth as of March 31, 2011 our capitalization. This table should be read together with "Selected Consolidated Financial Data," Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included in our Quarterly Report for the quarterly period ended March 31, 2011 which is incorporated herein by reference.

March 31, 2011
(in thousands, except share data)
Indebtedness:
Revolving loan(1)	$—
Term loan(2)	120,858
Other indebtedness	—

Total indebtedness	120,858
Stockholders' equity:
Common stock, par value $0.01 per share, 200,000,000 shares authorized, 21,848,947 shares outstanding	218
Preferred stock, par value $0.01 per share, 5,000,000 shares authorized, 0 shares outstanding	—
Stockholders' notes receivable	(445)
Additional paid-in capital	128,584
Accumulated other comprehensive loss, net of tax	(4,431)
Retained earnings	33,236

Total stockholders' equity	157,162

Total capitalization	$278,020

(1)
On April 18, 2011, Douglas Holdings, as guarantor, and its wholly-owned subsidiaries, DDI LLC, DDI Finance and Fisher, as borrowers, entered into an Amended and Restated Credit and Guaranty Agreement (the "Revolving Credit Agreement") providing for a senior secured revolving credit facility in the amount of $70 million, of which $10 million will be available in the form of letters of credit and $5 million will be available for the issuance of short-term swingline loans. For additional detail regarding the Revolving Credit Agreement, refer to the Company's Current Report on Form 8-K filed with the SEC on April 20, 2011.

(2)
On April 18, 2011, DDI LLC, as borrower, and the Company, DDI Finance and Fisher, as guarantors, also entered into a Credit and Guaranty Agreement (the "Term Loan Credit Agreement") providing for a senior secured term loan facility in the aggregate principal amount of $125 million. For additional detail regarding the Term Loan Credit Agreement, refer to the Company's Current Report on Form 8-K filed with the SEC on April 20, 2011.

In connection with entering into the Revolving Credit Agreement and the Term Loan Agreement, the Company incurred approximately $4.7 million in expenses.

 DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material provisions of our capital stock and the other material terms of our certificate of incorporation and bylaws, and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capital

        Our authorized capital stock consists of 200,000,000 shares of common stock, $0.01 par value per share and 5,000,000 shares of preferred stock, $0.01 par value per share.

        As of May 12, 2011, there were 21,848,947 shares of common stock outstanding held by 31 stockholders of record, 1,801,214 shares of common stock remaining available for issuance under our 2010 Stock Incentive Plan (including upon conversion of currently outstanding restricted stock units), and 207,993 shares underlying stock options issued under our Amended and Restated 2004 Stock Incentive Plan.

        Upon consummation of this offering, there will be 21,996,251 shares of common stock outstanding, 1,801,214 shares of common stock remaining available for issuance under our 2010 Stock Incentive Plan (including upon conversion of currently outstanding restricted stock units), and 60,688 shares underlying stock options issued under our Amended and Restated 2004 Stock Incentive Plan.

Common Stock

        Voting.    Except as otherwise required by Delaware law, at every annual or special meeting of stockholders, every holder of our common stock is entitled to one vote per share; provided, that holders of common stock are not entitled to vote on any amendment to our certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock, if the holders of such affected series are entitled to vote thereon. There is no cumulative voting in the election of directors.

        Dividends Rights.    Subject to dividend preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared from time to time by our Board of Directors out of funds legally available for that purpose. See "Dividend Policy and Restrictions."

        Liquidation and Preemptive Rights.    In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of our common stock have no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. The outstanding shares of our common stock are, and the shares offered in this offering, when issued and paid for, will be, fully paid and non-assessable.

        Listing.    Our common stock is listed on the NYSE under the symbol "PLOW."

        Transfer Agent and Registrar.    The transfer agent and registrar for our common stock is Registrar and Transfer Company.

Preferred Stock

        Our Board of Directors is authorized to issue not more than an aggregate of 5,000,000 shares of preferred stock in one or more series, without stockholder approval. Our Board of Directors is authorized to establish, from time to time, the number of shares to be included in each series of preferred stock, and to fix the designation, powers, privileges, preferences, and relative participating, optional or other rights, if any, of the shares of each series of preferred stock, and any of its qualifications, limitations or restrictions. Our board of directors also is able to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series of preferred stock then outstanding, without any further vote or action by the stockholders.

        In the future, our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of our common stock, or that could decrease the amount of earnings and assets available for distribution to the holders of our common stock. The issuance of our preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other consequences, have the effect of delaying, deferring or preventing a change in our control and might harm the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Anti-takeover Effects of our Certificate of Incorporation and Bylaws

        Some provisions in our certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay, defer, or prevent a tender offer or takeover attempt that a stockholder might deem to be in his or her best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

        Election and Removal of Directors.    Our certificate of incorporation provides for the division of our Board of Directors into three classes of the same or nearly the same number of directors, with staggered three-year terms. In addition, the holders of our outstanding shares of common stock will not be entitled to cumulative voting in connection with the election of our directors. Our directors will also not be subject to removal, except for cause and only by the affirmative vote of at least 66 2/3% of the total voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, prior to the expiration of their term. These provisions on the removal of directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.

        Stockholder Action; Special Meeting of Stockholders.    Our certificate of incorporation and bylaws provide that all stockholder actions must be effected at a duly called meeting and may not be taken by written consent in lieu of a meeting. All stockholder action must be properly brought before any stockholder meeting, which requires advance notice pursuant to the provisions of our bylaws. In addition, special stockholder meetings may only be called by a majority of our Board of Directors. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until a meeting is called. These provisions could also discourage a potential acquiror from making a tender offer for our common stock, because even if it were able to acquire a majority of our outstanding voting securities, a potential acquiror would only be able to take actions such as electing new directors or approving a business combination or merger at a duly called stockholders' meeting, and not by written consent.

        Authorized but Unissued Shares.    The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the NYSE. These additional shares may be used for a variety of corporate acquisitions and employee benefit plans and could also be issued in order to deter or prevent an attempt to acquire us. The existence of authorized but unissued and unreserved common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

        Super-Majority Voting.    Our certificate of incorporation requires the affirmative vote of the holders of at least 66 2/3% in voting power of our issued and outstanding stock entitled to vote generally in the election of directors, voting together as a single class, to amend or repeal certain provisions of our certificate of incorporation including provisions which would eliminate or modify the provisions described above, reduce or eliminate the number of authorized common or preferred shares and all indemnification provisions. Our bylaws may also be amended or repealed by our Board of Directors or by the affirmative vote of the holders of at least 66 2/3% in voting power of our issued and outstanding stock entitled to vote generally in the election of directors, voting together as a single class.

Delaware Takeover Statute

        We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years after the date of the transaction in which the person or entity became an interested stockholder. A "business combination" includes certain mergers, asset sales or other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or within the past three years has owned, 15% or more of our outstanding voting stock. This provision could discourage mergers or other takeover or change in control attempts, including attempts that might result in the payment of a premium over the market price for shares of our common stock.

Limitation of Directors' and Officers' Liability and Indemnification

        The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the Delaware General Corporation Law.

        Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. We are also expressly authorized to carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

        The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.

        In addition to the indemnification provided by our certificate of incorporation and bylaws, we have entered into agreements to indemnify our directors and executive officers. These agreements, subject to certain exceptions, require us to, among other things, indemnify these directors and executive officers for certain expenses, including attorney fees, witness fees and expenses, expenses of accountants and other advisors, and the premium, security for and other costs relating to any bond, arising out of that person's services as a director or officer of us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We also maintain directors' and officers' insurance.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

BUSINESS

        Set forth below is a brief overview of our business. This discussion should be read together with the more detailed information presented under the section entitled "Business" in our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference into this prospectus. To the extent any statement contained in the "Business" section of our Annual Report on Form 10-K for the year ended December 31, 2010 is modified or superseded by a statement contained herein, such earlier statement will be deemed to be modified or superseded to such extent for purposes of this prospectus.

Overview

        Douglas Dynamics, Inc. (the "Company," "we," "us," "our") is the North American leader in the design, manufacture and sale of snow and ice control equipment for light trucks, which consists of snowplows, sand and salt spreaders, and related parts and accessories. We sell our products under the WESTERN®, FISHER® and BLIZZARD® brands which are among the most established and recognized in the industry. We believe that in 2010 our share of the light truck snow and ice control equipment market was greater than 50%.

        We offer the broadest and most complete product line of snowplows and sand and salt spreaders for light trucks in the U.S. and Canadian markets with over 60 models of snowplows and over 35 models of sand and salt spreaders across our three brands. Our snowplows use custom-designed mounts which allow each of our snowplow models to be used on a variety of light truck brands and models. In addition, we manufacture a broad portfolio of hopper and tailgate-mounted sand and salt spreaders that are used for snow and ice control on driveways, roads and parking lots. The primary materials used in our snow and ice control equipment business are steel, metal parts, electrical components, hydraulic systems, and hardware components, which collectively comprise over 75% of total material and component purchases.

        We also provide a full range of related parts and accessories, which generates an ancillary revenue stream throughout the lifecycle of our snow and ice control equipment. While our parts and accessories yield slightly higher gross margins than our snow and ice control equipment, (with parts and accessories margins averaging approximately 50% over the past five years), equipment sales yield significantly more revenue. For the year ended December 31, 2010, 86% of our net sales were generated from sales of snow and ice control equipment, and 14% of our net sales were generated from sales of parts and accessories.

        We believe we maintain the industry's largest and most advanced in-house new product development program, historically introducing several new and redesigned products each year. Our broad product offering and commitment to new product development is essential to maintaining and growing our leading market share position as well as continuing to increase the profitability of our business. We believe we have introduced or redesigned more efficient and productive products over the last five years (including the redesigned Fisher and Western V Plows in 2006 and the Fisher and Western Power Plows in 2007) than any of our competitors, driving increased value for our customers. Approximately $87 million, or 49.5%, of our 2010 net sales came from products introduced or redesigned in the last five years. Recent product introductions include the FISHER® HT Series™ (half-ton plow) and POLY-CASTER™ (Hopper Spreader), the WESTERN® HTS™ (half-ton plow) and Tornado™ (Hopper Spreader) and the BLIZZARD® POWER HITCH™ 2 (detachable plow mounting system) and ICE CHASER™ (Hopper Spreader). Our products are covered by over 40 issued or pending U.S. and Canadian patents related to snow and ice control equipment technologies and other important product features and designs.

        Our brands enjoy exceptional customer loyalty and brand equity in the snow and ice control equipment industry with both end-users and distributors. We have developed this exceptional loyalty through over 50 years of superior innovation, productivity, reliability and support, consistently delivered season after season. We believe many of our end-users are second and third generation owners of our snow and ice control equipment. We believe past brand experience, rather than price, is the key factor impacting snowplow purchasing decisions. Because a professional snowplower can typically recoup the cost of a plow within a very short period of time, and in some cases, as a result of one major snowfall event, we believe quality, reliability and functionality are more important factors in our end-users' purchasing decisions and further believe that professional snowplowers are often willing to pay a premium price for reputable products that include these premium features. For example, we believe only a small fraction of commercial end-users consider price as the primary factor in their purchase decision.

        We sell our products through a distributor network primarily to professional snowplowers who are contracted to remove snow and ice from commercial, municipal and residential areas. Because of the exceptional customer loyalty that we have engendered for our products over the last 50 years, we believe our installed base is the largest in the industry with over 500,000 snowplows and sand and salt spreaders in service. Because sales of snowplows and sand and salt spreaders are primarily driven by the need of our core end-user base to replace worn existing equipment, we believe our substantial installed base provides us with a high degree of predictable sales over any extended period of time.

        We believe we are the industry's most operationally efficient manufacturer due to our vertical integration, highly variable cost structure and intense focus on lean manufacturing. Due in substantial part to our operational efficiency, we have increased our variable gross profit per unit by approximately 4% per annum from 2002 through 2005, the year we acquired Blizzard, and by approximately 6% per annum from 2006 through 2010. We continually seek to use lean principles to reduce costs and increase the efficiency of our manufacturing operations. Implementation of these principles has allowed us to substantially improve the productivity of our manufacturing processes through waste elimination and improved space utilization, creating a flexible environment capable of efficiently responding to large variations in end-user demand and delivering best-in-class customer service and responsiveness, thereby enabling us to increase distributor and end-user satisfaction. Our manufacturing efficiencies have contributed to the increase of our gross profit per unit by approximately 3.2% per annum, compounded annually, from 2000 to 2010, while our revenue per unit has increased approximately 5% per year from 2002 and 2010.

        In addition, as a result of improvements in our manufacturing efficiency, we closed our Johnson City, Tennessee facility in August 2010 (which is still owned by the Company, but is held for sale), reducing our manufacturing facilities from three to two. We now manufacture our products in two facilities that we own in Milwaukee, Wisconsin (where we produce all of our hydraulic system kits for our snowplows, certain straight blades and mounts, and A-Frame, Quadrant, and Lift Frame, or AQ&L, attachments and salt spreaders) and Rockland, Maine (where we produce certain straight blades, certain heavyweight blades, certain V-Plows, mount and AQ&L attachments and salt spreaders). Our backlog as of December 31, 2010 and 2009 was $0.7 million and $2.6 million, respectively. We expect that all backlog as of December 31, 2010 will be shipped in 2011.

        Our cost reduction efforts also include the rationalization of our supply base and implementation of a global sourcing strategy, resulting in approximately $3.9 million of cumulative annualized cost savings from 2006 to 2010 with the goal of an additional $1 million in annualized cost savings in 2011. Since 2006, we have reduced our supply base by 33% from over 450 suppliers to approximately 300 at December 31, 2010, with a target of 200 by the end of 2011. This rationalization has allowed us to strengthen our relationships with our remaining suppliers, which in turn has provided us with the ability to receive component deliveries on a more frequent basis, thereby better aligning our supply stock with our production demands.

        We have also sought to improve our sourcing capabilities through the use of off-shore suppliers, including suppliers in China, which provide significant cost advantages. As of December 31, 2010, we had the ability to purchase components from 21 suppliers in China. Since 2006, our percentage of lower cost country material purchases has increased from 10.0% to 16.9% of our total purchases. In furtherance of this process, in January 2009, we opened a sourcing office in China, which will become a central focus for specific component purchases and will provide a majority of our procurement cost savings in the future. In 2010, our off-shore sourcing initiatives resulted in cost savings of $0.9 million on an annualized basis. We expect that these sourcing changes will continue to provide us with cost savings in 2011. We typically stock additional inventory from off-shore suppliers or partner with off-shore suppliers who stock inventory in the United States in order to mitigate the risk of any shipping delays. See "Risk Factors—Risks Relating to Our Business and Industry—We depend on outside suppliers who may be unable to meet our volume and quality requirements, and we may be unable to obtain alternative sources."

        On May 10, 2010, we completed our initial public offering. In connection with our initial public offering, we listed our common stock on the New York Stock Exchange under the stock symbol "PLOW."

Distributor Network

        We believe we have the industry's most extensive North American distributor network, which primarily consists of over 710 truck equipment distributors who purchase directly from us and are located throughout the snowbelt regions in North America (primarily the Midwest, East and Northeast regions of the United States as well as all provinces of Canada). We have longstanding relationships with many of our distributors, with an average tenure of approximately 15 years. Beginning in 2005, we began to extend our reach to international markets, establishing distribution relationships in Northern Europe and Asia, where we believe meaningful growth opportunities exist.

        A breakdown of our distributor base by region is reflected in the map below. For 2010, our top 10 distributors accounted for approximately 19% of net sales. No single distributor accounted for more than 10% of our net sales or accounts receivable in 2008, 2009 or 2010. In 2008, 2009 and 2010, 89.1%, 89.5% and 90.8% of net sales, respectively, were from the U.S., 10.1%, 10.3% and 8.4% of net sales, respectively, were from Canada, and less than 1% of net sales were from outside of North America. Further, in 2010, 22.7%, 36.6% and 26.1% of our net sales were derived from sales to distributors in the Northeast, Eastern and Midwest portions of the United States, respectively, and 14.6% of our net sales were derived collectively from the Western United States, Alaska, Canada and other international sales.

 Distributors by Region

Note:
Distribution not represented on map includes China (2), Finland (3), France (1), South Korea (1), Scotland (1), Northern Ireland (1), and Australia (1).

        We continually seek to grow and optimize our network by opportunistically adding high-quality, well-capitalized distributors in select geographic areas and by cross-selling our industry-leading brands within our distribution network. That being the case, our distributors may compete against each other as a result of saturation of the markets in which we operate or channel conflicts among our brands, and price competition among our distributors could lead to significant margin erosion among our distributors, which could in turn result in compressed margins or loss of market share for us. To limit these occurrences, distributors are rigorously screened before they are allowed to sell our snow and ice control products, allowing us to maintain relationships with only those distributors we believe to be the most reputable in the industry. Once selected, we strive to maintain close working relationships with our distributors and actively monitor their performance, quality of service and credit profiles. We also focus on further optimizing this network by providing in-depth training, valuable distributor support and attractive promotional and incentive opportunities.

Our Employees

        As of December 31, 2010, we had 532 employees, comprised of 158 office and 374 factory employees. Of the 374 factory employees, 86 were temporary employees (as compared to 56 temporary employees as of December 31, 2009), the retention of which allows us to flex factory headcount to match the seasonal fluctuations inherent in the industry. The number of temporary employees we utilize in a given year and within a year varies based upon business conditions and snowfall levels. In 2010, our temporary employee headcount ranged from a low of 34 temporary employees to a high of 93 temporary employees. None of our employees are represented by a union and we are not party to any collective bargaining agreements.

PRINCIPAL AND SELLING STOCKHOLDERS

        Unless otherwise noted, the following table and accompanying footnotes provide information regarding the beneficial ownership of our common stock as of May 12, 2011 with respect to:

  •
  each person or group who beneficially owns 5% or more of the outstanding shares of our common stock;

  •
  each member of our Board of Directors and each named executive officer;

  •
  all members of our Board of Directors and executive officers as a group; and

  •
  the selling stockholders.

        Beneficial ownership, which is determined in accordance with the rules and regulations of the SEC, means the sole or shared power to vote or direct the voting or dispose or direct the disposition of our common stock. The number of shares of our common stock beneficially owned by a person includes shares of common stock issuable with respect to options or similar convertible securities held by that person that are exercisable or convertible within 60 days. Except as otherwise indicated in the footnotes to the table, shares are owned directly or indirectly with sole voting and investment power, subject to applicable community property laws.

        The number of shares and percentage beneficial ownership of common stock set forth below is based on 21,848,947 shares of our common stock issued and outstanding as of May 12, 2011. The number of shares and percentage beneficial ownership of common stock after the consummation of this offering is based on (a) 21,996,251 shares of our common stock to be issued and outstanding immediately after consummation of this offering, assuming the underwriters do not exercise their over-allotment option and (b) 22,003,897 shares of our common stock to be issued and outstanding immediately after consummation of this offering, assuming the underwriters fully exercise their over-allotment option.

        Each of the selling stockholders, other than our former managers and those who will be acquiring shares pursuant to the exercise of outstanding stock options immediately prior to the consummation of this offering, acquired their respective shares of our common stock from the Aurora Entities in 2004 following the acquisition by the Aurora Entities of our Company at a price of $4.21 per share. Our former managers acquired their shares of common stock upon exercise of stock options granted in 2004 under our 2004 Stock Incentive Plan, which was amended and restated in connection with our initial public offering, at an exercise price of $4.21 per share, from 2006 to 2007. Other than Messrs. Janik and Adamson, our selling stockholders who hold stock options were granted those options in 2005. Mr. Janik was granted his stock options in 2004 and Mr. Adamson was granted his stock options in 2007. Each of our outstanding stock options bears an exercise price of $4.21 per share.

        Unless otherwise indicated below, the address of each beneficial owner listed in the table is c/o Douglas Dynamics, Inc., 7777 N. 73rd Street, Milwaukee, WI 53223.

								Number of Shares of Common Stock Beneficially Owned Immediately After Consummation of this Offering
	Number of Shares of Common Stock Beneficially Owned Prior to this Offering			Number of Shares of Common Stock Offered				Assuming the Underwriters' Over-Allotment Option is Not Exercised			Assuming the Underwriters' Over-Allotment Option is Exercised in Full
Name and Address of Beneficial Owner	Number of Shares of Common Stock		Percentage of Class	Assuming the Underwriters' Over-Allotment Option is Not Exercised		Assuming the Underwriters' Over-Allotment Option is Exercised in Full		Number of Shares of Common Stock		Percentage of Class	Number of Shares of Common Stock		Percentage of Class
5% Stockholders
Aurora Entities	6,572,768	(1)(2)	29.8%	2,579,038	(32)	2,973,575	(32)	2,913,820	(39)(40)	13.2%	2,368,971	(39)(40)	10.7%
Ares Corporate Opportunities Fund, L.P.(3)	2,332,394	(4)	10.7%	1,341,052		1,546,203		991,342	(41)	4.5%	786,191	(41)	3.6%
General Electric Pension Trust(5)	1,383,039		6.3%	795,203		916,851		587,836		2.7%	466,188		2.1%
JPMorgan Chase & Co.	1,355,978	(6)	6.2%	—		—		1,355,978	(6)	6.2%	1,355,978	(6)	6.2%
Capital Research Global Inventors	1,300,000	(7)	5.9%	—		—		1,300,000	(7)	5.9%	1,300,000	(7)	5.9%
Directors and Named Executive Officers
James L. Janik	240,561	(8)(9)(10)	1.1%	97,314	(33)	97,314	(33)	143,247	(9)(10)	*	143,247	(9)(10)	*
Robert L. McCormick	61,983	(9)(10)	*	—		—		61,983	(9)(10)	*	61,983	(9)(10)	*
Mark Adamson	78,214	(9)(10)(11)	*	44,971	(34)	51,850	(34)	33,243	(9)(10)(42)	*	26,364	(9)(10)(42)	*
Keith Hagelin	7,434	(9)(10)	*	—		—		7,434	(9)(10)	*	7,434	(9)(10)	*
Jack O. Peiffer	7,890	(9)	*	—		—		7,890	(9)	*	7,890	(9)	*
Michael W. Wickham	32,791	(9)	*	—		—		32,791	(9)	*	32,791	(9)	*
Mark Rosenbaum(12)	—		—	—		—		—		—	—		—
Michael Marino(12)	—		—	—		—		—		—	—		—
Nav Rahemtulla(13)	—		—	—		—		—		—	—		—
James D. Staley	500		*	—		—		500		*	500		*
James L. Packard	10,000	(14)	*	—		—		10,000	(14)	*	10,000	(14)	*
Donald W. Sturdivant	—		—	—		—		—		—	—		—
All directors and executive officers as a group (12 persons)	439,373	(15)(16)	2.0%	142,285	(35)	149,164	(35)	297,088	(43)(44)	1.3%	290,209	(43)(44)	1.3%
Other Selling Stockholders
Lawrence Bossidy(17)	15,887	(9)(18)	*	9,135	(36)	10,532	(36)	6,752	(9)	*	5,355	(9)	*
Dale Frey Family Limited Partnership	7,942	(9)	*	4,566		5,265		3,376	(9)	*	2,677	(9)	*
Douglas Dynamics Equity Partners L.P.(19)	21,829	(9)	*	12,551		14,471		9,278	(9)	*	7,358	(9)	*
Gerald L. Parsky(20)	6,572,768	(9)(21)	29.8%	10,746	(37)	12,389	(37)	2,913,820	(9)(45)	13.2%	2,368,971	(9)(45)	10.7%
John T. Mapes(22)	6,572,768	(9)(23)	29.8%	4,298	(38)	4,956	(38)	2,913,820	(9)(46)	13.2%	2,368,971	(9)(46)	10.7%
Ralph Gould(24)	33,607	(9)(10)	*	19,323		22,279		14,284	(9)(10)	*	11,328	(9)(10)	*
Raymond Littlefield(25)	35,530	(9)(10)	*	20,429		23,554		15,101	(9)(10)	*	11,976	(9)(10)	*
James Roethle(26)	55,063	(9)(10)	*	31,659		36,503		23,404	(9)(10)	*	18,560	(9)(10)	*
Flemming Smitsdorff(27)	42,937	(9)(10)(28)	*	24,688		28,464		18,249	(9)(10)	*	14,473	(9)(10)	*
James Hodgson	4,768	(9)(29)	*	2,742	(33)	3,160	(33)	2,026	(9)(47)	*	1,608	(9)(47)	*
Dale Frey(30)	3,974	(9)(31)	*	2,285	(33)	2,634	(33)	1,689	(9)(48)	*	1,340	(9)(48)	*

*
Denotes ownership of less than 1%.

(1)
Includes an aggregate of 4,485,534 shares of common stock held of record by the Aurora Entities (of which 4,426,774 shares are held of record by Aurora Equity Partners II L.P. and 58,760 shares are held of record by Aurora Overseas Equity Partners II, L.P.) and 2,087,234 Aurora Voting Shares. The 2,087,234 "Aurora Voting Shares" consist of (i) 704,195 shares held of record by certain securityholders (other than General Electric Pension Trust

  ("GEPT") and Ares) who have granted an irrevocable proxy to the Aurora Entities to vote all of their shares as the Aurora Entities shall determine (includes options currently exercisable or exercisable within 60 days to purchase 194,359 shares of common stock held by certain advisors and former advisors to Aurora Capital Group and members of management of Douglas Dynamics), and (ii) 1,383,039 shares held of record by GEPT, which generally has agreed to vote all of its shares of stock in the same manner as the Aurora Entities vote their shares. The proxy and voting agreement are described more completely under "Certain Relationships and Related Party Transactions—Related Party Transactions—Securityholders Agreement."

  In addition, pursuant to Amendment No. 2 to the Securityholders Agreement, for as long as the Aurora Entities collectively beneficially own at least 10% of the Company's outstanding common stock, certain of the Company's current and former management stockholders have agreed not to transfer any Company securities owned by them (the "Restricted Shares"), subject to limited exceptions, except at such time and in proportion with the Aurora Entities. Accordingly, each of the Aurora Entities may currently be deemed to have shared dispositive power with respect to the shares held by current and former management. Immediately prior to the offering, these stockholders beneficially owned 555,329 shares of common stock, of which 171,546 shares underlie options that are currently exercisable or exercisable within 60 days.

  Each of the Aurora Entities is controlled by Aurora Advisors II LLC, a Delaware limited liability company ("AAII"). Messrs. Gerald L. Parsky and John T. Mapes, both of whom are Managing Directors of Aurora Capital Group, jointly control AAII and thus may be deemed to share beneficial ownership of the securities beneficially owned by the Aurora Entities, though the foregoing statement shall not be deemed an admission of their beneficial ownership of such securities. The address of each of the Aurora Entities and of Messrs. Parsky and Mapes is c/o Aurora Capital Group, 10877 Wilshire Boulevard, Suite 2100, Los Angeles, CA 90024.

(2)
Includes options currently exercisable or exercisable within 60 days to purchase 194,359 shares of common stock, of which 47,500 options are expected to vest upon consummation of this offering (See "—2004 Stock Options" below). Such options are held by certain advisors and former advisors to Aurora Capital Group, as well as certain members of management of Douglas Dynamics. The shares issuable upon exercise of the options described herein are subject to the proxies granted to the Aurora Entities described in footnote (1).

(3)
Ares is indirectly controlled by Ares Partners Management Company LLC ("APMC"). APMC is managed by an executive committee comprised of Messrs. Michael Arougheti, David Kaplan, Gregory Margolies, Antony Ressler and Bennett Rosenthal. Each of the members of the executive committee expressly disclaims beneficial ownership of the shares of common stock of the Company held by Ares. The address of each of Ares Corporate Opportunities Fund, L.P. and APMC is 2000 Avenue of the Stars, Suite 1200, Los Angeles, California 90067.

(4)
Consists of (i) 2,318,766 shares of common stock held of record by Ares and (ii) currently exercisable options to purchase 13,628 shares of common stock held by Ares.

(5)
GEPT is an employee benefit plan trust for the benefit of the employees and retirees of General Electric Company and its subsidiaries. GE Asset Management Incorporated is a registered investment adviser and acts as Investment Manager for GEPT. GE Asset Management Incorporated may be deemed to beneficially share ownership of the shares owned by GEPT, but has no pecuniary interest in such shares. GE Asset Management Incorporated has delegated responsibility for exercising voting and dispositive power over the shares of our common stock held by GEPT to three of its officers: Donald W. Torey, President and Chief Investment Officer—Alternative Investments; Patrick J. McNeela, Chief Investment Officer and Senior Managing Director—U.S. Private Equities; and B.C. Sophia Wong, Vice President and Managing Director—Private Equities. These three officers act on a consensus basis in determining how and when to exercise voting and dispositive power with respect to these shares of common stock. Any such exercise requires the consent of at least two of these three persons. GE, Messrs. Torey and McNeela and Ms. Wong expressly disclaim beneficial ownership of all shares owned by GEPT. The address of GEPT is 3001 Summer Street, Stamford, Connecticut 06905. As discussed in footnote (1), pursuant to the Securityholders Agreement, with certain limited exceptions, GEPT has agreed to vote its shares of common stock in the same manner as the Aurora Entities. As a result of the Securityholders Agreement, GEPT may be deemed to be part of a group with the Aurora Entities.

(6)
Based on information contained in a Schedule 13G filed with the SEC on January 31, 2011. The Schedule 13G states that JPMorgan Chase & Co. has the sole power to vote or direct the vote of 1,261,888 of these shares, the shared power to vote of direct the vote of 0 of these shares and the sole power to dispose or direct the disposition of 1,355,978 of these shares. The address of JPMorgan Chase & Co. is 270 Park Avenue, New York, NY 10017.

(7)
Based on information contained in a Schedule 13G filed with the SEC on February 10, 2011. The address of Capital Research Global Investors is 333 South Hope Street, Los Angeles, CA 90071.

(8)
Includes currently exercisable options to purchase 97,314 shares of common stock.

(9)
Constitutes Aurora Voting Shares.

(10)
Constitutes Restricted Shares.

(11)
Includes options currently exercisable or exercisable within 60 days to purchase 74,232 shares of common stock (of which 47,500 options are expected to vest upon consummation of this offering (see "—2004 Stock Options" below)).

(12)
Associated with the Aurora Entities. Neither Mr. Rosenbaum nor Mr. Marino have beneficial ownership of the shares of common stock owned by the Aurora Entities.

(13)
Associated with Ares. Amounts reported do not include shares held by Ares described elsewhere in this table. Mr. Rahemtulla expressly disclaims beneficial ownership of the shares of common stock owned by Ares.

(14)
Consists of shares held by the James L. and Nancy J. Packard Revocable Trust of 2007.

(15)
Of such shares, 428,873 constitute Aurora Voting Shares. Of the Aurora Voting Shares, 388,192 shares also constitute Restricted Shares.

(16)
Includes options currently exercisable or exercisable within 60 days to purchase 171,546 shares of common stock (of which 47,500 options are expected to vest upon consummation of this offering (see "—2004 Stock Options" below)).

(17)
Mr. Bossidy is an advisor to Aurora Capital Group, an affiliate of the Aurora Entities.

(18)
Includes currently exercisable options to purchase 3,974 shares of common stock.

(19)
The general partner of Douglas Dynamics Equity Partners L.P. is AAII, which is an affiliate of the Aurora Entities.

(20)
As disclosed in footnote (1), Mr. Parsky is a controlling person of the Aurora Entities and thus may be deemed to share beneficial ownership of the shares of common stock beneficially owned by the Aurora Entities. The foregoing statement, however, shall not be deemed an admission of beneficial ownership of such securities by Mr. Parsky.

(21)
Includes 18,689 shares of common stock held by an investment retirement account for Mr. Parsky.

(22)
As disclosed in footnote (1), Mr. Mapes is a controlling person of the Aurora Entities and thus may be deemed to share beneficial ownership of the shares of common stock beneficially owned by the Aurora Entities. The foregoing statement, however, shall not be deemed an admission of beneficial ownership of such securities by Mr. Mapes.

(23)
Includes 7,476 shares of common stock held by an investment retirement account for Mr. Mapes.

(24)
Mr. Gould previously served as Vice President of Manufacturing from 1996 to 2006 and Senior Site Manager, Milwaukee of the Company from 2000 to 2006.

(25)
Mr. Littlefield previously served as Vice President of Engineering from 1997 to 2006 and Senior Site Manager, Rockland, of the Company from 1989 to 2006.

(26)
Mr. Roethle previously served as Senior Vice President of Operations of the Company from 2004 to 2007.

(27)
Mr. Smitsdorff previously served as Vice Present Sales and Marketing of the Company from 2000 to 2007.

(28)
Includes 29,373 shares held by a trust of which Mr. Smitsdorff and his spouse are sole trustees and sole beneficiaries.

(29)
Consists of options currently exercisable to purchase 3,974 shares of common stock owned directly by Mr. Hodgson and 794 shares of common stock held by the James D. and Maria D. Hodgson Inter Vivos Personal Trust of which Mr. Hodgson, as co-trustee, shares voting and dispositive power.

(30)
Mr. Frey is an advisor to Aurora Capital Group, an affiliate of the Aurora Entities.

(31)
Consists of options currently exercisable to purchase 3,974 shares of common stock. Excludes shares of common stock held by the Dale Frey Family Limited Partnership of which Mr. Frey is not a partner.

(32)
Assuming the underwriters' over-allotment option is not exercised, consists of 2,545,253 shares being offered by Aurora Equity Partners II L.P. and 33,785 shares being offered by Aurora Overseas Equity Partners II, L.P. Assuming the underwriters' over-allotment option is exercised in full, consists of 2,934,622 shares being offered by Aurora Equity Partners II L.P. and 38,953 shares being offered by Aurora Overseas Equity Partners II, L.P.

(33)
Consists of shares underlying options that are being exercised and sold in connection with this offering.

(34)
Assuming the underwriters' over-allotment option is not exercised, includes 40,989 shares of common stock underlying options that are being exercised and sold in connection with the offering. Assuming the underwriters' over-allotment option is exercised in full, includes 47,868 shares of common stock underlying options that are being exercised and sold in connection with this offering.

(35)
Assuming the underwriters' over-allotment option is not exercised, includes 138,303 shares of common stock underlying options that are being exercised and sold in connection with this offering. Assuming the underwriters' over-allotment option is exercised in full, includes 145,182 shares of common stock underlying options that are being exercised and sold in connection with this offering.

(36)
Includes 3,974 shares of common stock underlying options that are being exercised and sold in connection with this offering.

(37)
Represents shares of common stock being offered by an investment retirement account for Mr. Parsky.

(38)
Represents shares of common stock being offered by an investment retirement account for Mr. Mapes.

(39)
Assuming the underwriters' over-allotment option is not exercised, includes an aggregate of 1,906,496 shares of common stock held of record by the Aurora Entities (of which 1,881,521 shares are held of record by Aurora Equity Partners II L.P. and 24,975 shares are held of record by Aurora Overseas Equity Partners II, L.P.) and 1,007,324 Aurora Voting Shares. The 1,007,324 "Aurora Voting Shares" consist of (i) 419,488 shares held of record by certain securityholders (other than GEPT and Ares) who have granted an irrevocable proxy to the Aurora Entities to vote all of their shares as the Aurora Entities shall determine (includes options currently exercisable or exercisable within 60 days to purchase 47,055 shares of common stock held by certain advisors and former advisors to Aurora Capital Group and members of management of Douglas Dynamics (see footnote 40) and (ii) 587,836 shares held of record held by GEPT, which generally has agreed to vote all of its shares of stock in the same manner as the Aurora Entities vote their shares. Of the Aurora Voting Shares, 316,945 shares also constitute Restricted Shares. The proxy and voting agreement are described more completely under "Certain Relationships and Related Party Transactions—Related Party Transactions—Securityholders Agreement."

Assuming the underwriters' over-allotment option is exercised in full, includes an aggregate of 1,511,959 shares of common stock held of record by the Aurora Entities (of which 1,492,152 shares are held of record by Aurora Equity Partners II L.P. and 19,807 shares are held of record by Aurora Overseas Equity Partners II, L.P.) and 857,012 Aurora Voting Shares. The 857,012 "Aurora Voting Shares" consist of (i) 390,824 shares held of record by certain securityholders (other than GEPT and Ares) who have granted an irrevocable proxy to the Aurora Entities to vote all of their shares as the Aurora Entities shall determine (includes options currently exercisable or exercisable within 60 days to purchase 39,409 shares of common stock held by certain advisors and former advisors to Aurora Capital Group and members of management of Douglas Dynamics (see footnote 40) and (ii) 466,188 shares held of record held by GEPT, which generally has agreed to vote all of its shares of stock in the same manner as the Aurora Entities vote their shares. Of the Aurora Voting Shares, 295,365 shares also constitute Restricted Shares. The proxy and voting agreement are described more completely under "Certain Relationships and Related Party Transactions—Related Party Transactions—Securityholders Agreement."

(40)
Assuming the underwriters' over-allotment option is not exercised, includes options currently exercisable or exercisable within 60 days to purchase 47,055 shares of common stock. Such options are held by certain advisors and former advisors to Aurora Capital Group, as well as certain members of management of Douglas Dynamics. The shares issuable and upon exercise of the options described herein are subject to the proxies granted to the Aurora Entities described in footnote (39).

Assuming the underwriters' over-allotment option is exercised in full, includes options currently exercisable or exercisable within 60 days to purchase 39,409 shares of common stock. Such options are held by certain advisors and former advisors to Aurora Capital Group, as well as certain members of management of Douglas Dynamics. The shares issuable and upon exercise of the options described herein are subject to the proxies granted to the Aurora Entities described in footnote (39).

(41)
Includes currently exercisable options to purchase 13,628 shares of common stock held by Ares.

(42)
Consists of options currently exercisable or exercisable within 60 days to purchase shares of common stock.

(43)
Assuming the underwriters' over-allotment option is not exercised, includes 33,243 shares of common stock underlying options that are currently exercisable or exercisable within 60 days. Assuming the underwriters' over-allotment option is exercised in full, includes 26,364 shares of common stock underlying options that are currently exercisable or exercisable within 60 days.

(44)
Assuming the underwriters' over-allotment option is not exercised, 286,588 of such shares constitute Aurora Voting Shares, and of the Aurora Voting Shares, 245,907 also constitute Restricted Shares. Assuming the underwriters' over-allotment option is exercised in full, 279,709 of such shares constitute Aurora Voting Shares, and of the Aurora Voting Shares, 239,028 also constitute Restricted Shares.

(45)
Assuming the underwriters' over-allotment option is not exercised, includes 7,943 shares of common stock held by an investment retirement account for Mr. Parsky. Assuming the underwriters' over-allotment option is exercised in full, includes 6,300 shares of common stock held by an investment retirement account for Mr. Parsky.

(46)
Assuming the underwriters' over-allotment option is not exercised, includes 3,178 shares of common stock held by an investment retirement account for Mr. Mapes. Assuming the underwriters' over-allotment option is exercised in full, includes 2,520 shares of common stock held by an investment retirement account for Mr. Mapes.

(47)
Assuming the underwriters' over-allotment option is not exercised, consists of options currently exercisable to purchase 1,232 shares of common stock owned directly by Mr. Hodgson and 794 shares of common stock held by the James D. and Maria D. Hodgson Inter Vivos Personal Trust of which Mr. Hodgson, as co-trustee, shares voting and dispositive power. Assuming the underwriters' over-allotment option is exercised in full, consists of options currently exercisable to purchase 814 shares of common stock owned directly by Mr. Hodgson and 794 shares of common stock held by the James D. and Maria D. Hodgson Inter Vivos Personal Trust of which Mr. Hodgson, as co-trustee, shares voting and dispositive power.

(48)
Consists of currently exercisable options. Excludes shares of common stock held by the Dale Frey Family Limited Partnership of which Mr. Frey is not a partner.

2004 Stock Options

        Pursuant to the terms of the amended and restated stock option agreements governing outstanding options issued under our Amended and Restated 2004 Stock Incentive Plan, a "change of control" is deemed to occur if, among other things, the Aurora Entities and Ares cease to collectively beneficially own and control at least 51%, on a fully-diluted basis, of our outstanding capital stock entitled to vote for the election of members of our Board of Directors, unless the Aurora Entities and Ares collectively beneficially own and control (a) at least 35%, on a fully-diluted basis, of the outstanding capital stock of the Company entitled to vote for the election of members of our Board of Directors and (b) on a fully-diluted basis, more of the outstanding capital stock of the Company entitled to vote for the election of members of the Board than any other person or group. Immediately prior to a change of control, each of these options will become exercisable. If following the offering the Aurora Entities and Ares collectively beneficially own and control less than 35%, on a fully diluted basis, of our outstanding capital stock, a "change of control" would be deemed to occur under these option agreements. Because Mark Adamson, our Vice President, Sales and Marketing, is the only optionholder who holds unvested stock options under our Amended and Restated 2004 Stock Incentive Plan, Mr. Adamson is the only optionee whose options will be accelerated if a "change of control" occurs. Mr. Adamson holds 47,500 unvested stock options.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers, and persons who beneficially own more than 10% of our common stock to file with the SEC and with the NYSE reports of ownership and changes in ownership of our common stock. Directors, executive officers and greater than 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

        Based solely on review of such reports furnished to us or written representations that no other reports were required, we believe that, during 2010, each of our directors, executive officers and greater than 10% stockholders complied with all applicable Section 16(a) filing requirements except for the following:

  •
  Ares filed a late Form 3 on May 5, 2010 to report its initial beneficial ownership of our common stock in connection with the effectiveness of our registration statement on May 4, 2010;

  •
  A late Form 3 was filed on behalf of Messrs. Packard and Staley on July 29, 2010 to report their initial beneficial ownership of our common stock; and

  •
  Due to the Thanksgiving holiday, Mr. Janik filed a late Form 4 on November 30, 2010 to report a sale of our common stock on November 24, 2010.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transaction Policy

        Our Board of Directors has adopted written policies and procedures regarding related person transactions. These policies and procedures require the review and approval of all transactions involving us or any of our subsidiaries and a related person in which (i) the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year and (ii) a related person has or will have a direct or indirect interest (other than solely as a result of being a director or less than 10% beneficial owner of another entity) prior to entering into such transaction.

        For purposes of the policy, related persons include our directors, executive officers, 5% or greater stockholders and parties related to the foregoing, such as immediate family members and entities they control. In reviewing such transactions, the policy requires our Audit Committee to consider all of the relevant facts and circumstances available to the Audit Committee, including the extent of the related person's interest in the transaction and whether the relationship should be continued or eliminated. In determining whether to approve a related party transaction, the standard applied by the Audit Committee is whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and whether or not a particular relationship serves the best interest of our company and our stockholders. In addition, the policy delegates to the chair of the Audit Committee the authority to pre-approve or ratify any transaction with a related person in which the aggregate amount involved is expected to be less than $1,000,000.

Related Party Transactions

        The following is a description of transactions since January 1, 2008 to which we have been a party, in which the amount involved in the transaction exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest.

Promissory Notes / Pledge and Security Agreements

        We are not party to any loan arrangements with our current executive officers or directors. However, under the terms of our management incentive and non-qualified stock option agreements under our 2004 Stock Incentive Plan, in effect prior to the consummation of our initial public offering, members of management who received options underlying shares of our common stock could elect to satisfy the exercise price of such options by delivering a full recourse promissory note to us in respect of the aggregate exercise price together with the execution of a pledge and security agreement pledging to us as a security for payment under the promissory note the acquired shares of our common stock. While we eliminated this method of satisfying the exercise price of our stock options prior to the consummation of our initial public offering by amending the 2004 Stock Incentive Plan as well as any of our management incentive and non-qualified stock option agreements that included this provision, summarized below is the principal amount of and interest that accrued in 2008, 2009 and 2010 on any such promissory notes delivered by individuals who are, or were, executive officers of the Company at any time in the past three years. The only notes that remain outstanding are those of our former executive officers, none of whom were a director, executive officer or greater than 10% beneficial owner of our common stock in the past three years. The principal amount of and the interest accrued on the promissory notes delivered by Messrs. Janik and McCormick were canceled as described under "—Repurchase Agreements" below.

  •
  Kenneth Black (Former Vice President of Operations from 2005 to 2008): On August 1, 2006 and August 15, 2007, Mr. Black delivered to the Company promissory notes in the principal amounts of $100,000 and $100,000 in respect of his exercise of 23,750 and 23,750 stock options, respectively. In connection with Mr. Black's termination from the Company in April 2008, the

    Company exercised its right to repurchase his 47,500 shares of common stock per the terms of his separation agreement at a price per share of $6.57 (for an aggregate price of $312,000) and the principal and interest accrued on his promissory notes were satisfied with the proceeds from the repurchase of shares. During 2007, $5,000 in interest accrued in respect of Mr. Black's August 1, 2006 promissory note and $1,890 in interest accrued in respect of Mr. Black's August 15, 2007 promissory note. From January 1, 2008 through Mr. Black's termination on April 17, 2008, $1,466 in interest accrued on each of his promissory notes.

  •
  James L. Janik: On October 3, 2007, Mr. Janik delivered to the Company a promissory note in the principal amount of $300,000 in respect of his exercise of 71,250 stock options. In connection with the repurchase transactions described below, (i) $292,500 of the principal amount outstanding under Mr. Janik's promissory note as of December 22, 2008 was satisfied from the proceeds of the share repurchase and all interest accrued thereon as of such date was forgiven and (ii) on January 23, 2009 the remaining principal was satisfied and interest accrued on the promissory note was forgiven. See "—Repurchase Agreements." During 2007 and 2008, interest of $3,658 and $14,790, accrued, respectively, on the promissory note. From January 1, 2009 to January 23, 2009, the date of satisfaction of the promissory note, $24 of interest accrued on the promissory note.

  •
  Robert McCormick: On October 3, 2007, Mr. McCormick delivered to the Company a promissory note in the principal amount of $300,000 in respect of his exercise of 71,250 stock options. In connection with the repurchase transactions described below, (i) $170,100 of the principal amount outstanding under Mr. McCormick's promissory note as of December 22, 2008 was satisfied from the proceeds of the share repurchase and all interest accrued thereon as of such date was forgiven and (ii) on January 23, 2009 the remaining principal amount was satisfied and accrued interest on the promissory note was forgiven. See "—Repurchase Agreements." During 2007 and 2008, interest of $3,658 and $14,639, respectively, accrued on the promissory note. From January 1, 2009 to January 23, 2009, the date of satisfaction of the promissory note, $24 of interest accrued on the promissory note.

Repurchase Agreements

        On December 22, 2008 and January 23, 2009, we entered into securities repurchase agreements with each of Messrs. Janik and McCormick. Pursuant to these agreements, we repurchased a portion of our common stock and stock options exercisable for shares of our common stock in exchange for a cash payment and the satisfaction of the principal amount of the promissory notes then held by Messrs. Janik and McCormick as described under "—Promissory Notes / Pledge and Security Agreements" above.

        Pursuant to the repurchase agreements that we entered into with Mr. Janik, (i) on December 22, 2008, we repurchased 76,594 shares of our common stock in exchange for aggregate consideration of $957,516, comprised of a cash payment to Mr. Janik in the amount of $665,016 and the satisfaction of $292,500 of principal on his promissory note; and (ii) on January 23, 2009, we repurchased 1,781 shares of our common stock and options to purchase an aggregate of 79,349 shares of our common stock at an exercise price of $4.21 per share in exchange for aggregate consideration of $672,513, comprised of a cash payment to Mr. Janik in the amount of $665,013 and the satisfaction of the remaining principal amount of $7,500 on his promissory note. In connection with these repurchase transactions, we also forgave the accrued interest, totaling $18,472, on Mr. Janik's promissory note.

        Pursuant to the repurchase agreements that we entered into with Mr. McCormick, (i) on December 22, 2008, we repurchased 40,399 shares of our common stock in exchange for aggregate consideration of $505,034, comprised of a cash payment to Mr. McCormick in the amount of $334,934 and the satisfaction of $170,100 of principal on his promissory note; and (ii) on January 23, 2009, we repurchased 30,851 shares of our common stock and options to purchase an aggregate of 10,023 shares of our common stock at an exercise price per share of $4.21 per share in exchange for aggregate consideration of $464,850, comprised of a cash payment to Mr. McCormick in the amount of $334,950 and the satisfaction of the remaining principal amount of $129,900 on his promissory note. In connection with these repurchase transactions, we also forgave the accrued interest, totaling $18,321, on Mr. McCormick's promissory note.

        Each of the repurchase agreements obligates the executive to remit to us certain sums if the executive is terminated by us for cause (as defined in his employment agreement, see "Executive Compensation—Potential Payments upon Termination or Change of Control—Involuntary Termination Without Cause or Resignation Due to Material Breach" in our Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 30, 2011) or voluntarily terminates his employment with us for any reason other than a material breach (as defined in his employment agreement, see "Executive Compensation—Potential Payments upon Termination or Change of Control—Involuntary Termination Without Cause or Resignation Due to Material Breach" in our Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 30, 2011) within 36 months following the date of the applicable repurchase agreement. More specifically, Mr. Janik's repurchase agreements require him to remit to us $1,330,029 if his employment so terminates before December 22, 2011 and $665,013 if his employment so terminates between December 22, 2011 and prior to January 23, 2012. Mr. McCormick's repurchase agreements require him to remit to us $669,884 if his employment is so terminated before December 22, 2011 and $334,950 if his employment is so terminated between December 22, 2011 and prior to January 23, 2012.

Securityholders Agreement

        Since 2004, we have been party to that certain Second Amended and Restated Securityholders Agreement dated June 30, 2004, as amended by that certain amendment dated as of December 27, 2004, and as further amended by that certain second amendment dated as of May 10, 2010, which we refer to in this prospectus as the Securityholders Agreement, among Douglas Holdings, the Aurora Entities, Ares and Douglas Holdings' other pre-IPO stockholders, optionholders and warrantholders, including Messrs. McCormick, Janik, Adamson, Hagelin, Peiffer and Wickham, and certain other executives of the Company (such other stockholders, optionholders and warrantholders being the "Class A securityholders"). The Securityholders Agreement will survive consummation of this offering.

        The following is a summary description of the material terms of the Securityholders Agreement. This summary description does not purport to be complete and is subject to and qualified in its entirety by reference to the definitive Securityholders Agreement, which has been filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part.

        Transfer Restrictions.    Subject to certain limited exceptions, each of the securityholders party to the Securityholders Agreement has agreed that, without the consent of the Aurora Entities and Ares, it will not transfer any amount of our securities that would exceed the lesser of two times the volume limitations set forth in clauses (i), (ii) or (iii) of Rule 144(e)(1) of the Securities Act, regardless of whether such transfer or such securities are otherwise subject to Rule 144. In addition, pursuant to the second amendment to the Securityholders Agreement, which was entered into concurrent with the consummation of our initial public offering, our management stockholders and certain members of former management are prohibited, for as long as the Aurora Entities collectively beneficially own at least 10% of the Company's outstanding common stock, from transferring any amount of our securities owned by them except at such time and in proportion with the Aurora Entities. In addition, certain of the securityholders party to the Securityholders Agreement have entered into a "lock-up" agreement upon the request of the underwriters in connection with this offering. See "Underwriting."

        Proxy and Voting Arrangements.    Each of the Class A securityholders party to the Securityholders Agreement (other than GEPT and, for purposes of clarity, not including Ares, which is referred to as a Class C securityholder in the Securityholders Agreement) has granted an irrevocable proxy to the Aurora Entities with respect to all shares of our common stock and preferred stock owned by such Class A securityholder from time to time. With certain limited exceptions, GEPT has agreed to vote all shares of our common stock and preferred stock held by GEPT from time to time in the same manner as the Aurora Entities vote their shares of our common stock and preferred stock. Shares of our common stock and preferred stock are to be released from the proxy and voting agreement when they are no longer owned beneficially or of record by the securityholder party to the Securityholders Agreement or any of his, her or its permitted transferees (as defined therein).

        Registration Rights.    All securityholders who are party to the Securityholders Agreement are entitled to certain "piggy-back" registration rights with respect to shares of our common stock in connection with the registration of our equity securities. In addition, any securityholder that is a holder of 10% or more of the outstanding shares of our common stock is entitled to demand the registration of its shares, subject to customary restrictions. We are required to bear all expenses incident to any such registrations, including the fees and expenses of a single counsel retained by the selling stockholders; however, each selling stockholder will be responsible for the underwriting discounts and commissions and transfer taxes in connection with shares sold by such stockholder. Each selling stockholder and the underwriters through whom shares are sold on behalf of a selling stockholder will be entitled to customary indemnification from us against certain liabilities, including liabilities under the Securities Act. In connection with this offering, we expect to bear $679,707 in expenses pursuant to this provision.

        Information Rights, Board Observer Rights and Consultation.    Subject to certain ownership thresholds, Ares and GEPT have the right to (i) receive certain specified quarterly and annual financial information, and, with respect to the annual information only, a report on the annual financial statements by our independent certified public accountants and (ii) the right to send one observer to all meetings of our Board of Directors, subject to customary confidentiality restrictions. We have also agreed to consult with representatives of Ares concerning certain material issues, events or transactions, including without limitation the preparation of our annual business plan. Ares is entitled to the foregoing information, board observer and consultation rights if it owns less than 1,425,000 shares of our common stock, but not less than 475,000 shares of our common stock. GEPT is entitled to such rights provided it owns at least 219,688 shares of our common stock.

        Amendment and Termination.    The Securityholders Agreement may be amended at any time pursuant to a written agreement executed by (i) us, (ii) the Aurora Entities (subject to the Aurora Entities and its co-investors owning at least 2,827,271 shares of our common stock), (iii) Ares (subject to Ares and its affiliates owning at least 1,425,000 shares of our common stock), (iv) the holders of a majority in interest of the shares of our common stock and preferred stock who are party to the Securityholders Agreement, voting together as a single class, (v) in the case of an amendment adversely affecting the rights of any particular securityholder party to the Securityholders Agreement, the written agreement of such securityholder and (vi) in the case of an amendment to GEPT's proxy, information rights, board observer rights or liability provision, the written agreement of GEPT. The Securityholders Agreement will terminate on the earlier to occur of (i) June 30, 2014, and (ii) the written approval of (a) us, (b) the Aurora Entities (subject to the Aurora Entities and its co-investors meeting the ownership threshold described above), (c) Ares (subject to Ares and its affiliates meeting the ownership threshold described above), and (d) the holders of a majority in voting interest of our common stock and preferred stock, voting together as a single class (including the Aurora Entities and Ares); provided that in the case of a termination that adversely affects the rights of any particular securityholder party to the Securityholders Agreement, the written agreement of such securityholder is required before such termination will be deemed effective as to such securityholder.

Management Services Agreement

        Since 2004 we have been party to a management services agreement with Aurora Management Partners LLC, a Delaware limited liability company, which we refer to in this prospectus as AMP, and ACOF Management, L.P., a Delaware limited partnership, which we refer to in this prospectus as ACOF. AMP is an affiliate of Aurora Capital Group and ACOF is an affiliate of Ares.

        In order to continue to receive from AMP and ACOF the consultation and advisory services described below, in connection with the consummation of our initial public offering, we amended and restated the management services agreement. Pursuant to this amendment and restatement, we extended the term for which AMP and ACOF will provide such services to us, as described below under "—Termination", and eliminated the annual management fee and transaction fee thereunder in exchange for an aggregate one-time fee of approximately $5.8 million that was paid to AMP and ACOF upon the consummation of our initial public offering, pro rata in accordance with their respective holdings. We also amended the expense reimbursement provisions to include reimbursement for out-of-pocket expenses incurred in connection with services provided under the management services agreement as well as SEC and other legally required filings made by each of AMP and ACOF with respect to our securities.

        The following is a summary description of all the material terms of the management services agreement, both as in effect immediately prior to and after the consummation of our initial public offering.

        Services.    Pursuant to the management services agreement, AMP and ACOF provide us with consultation and advice in fields such as financial services, accounting, general business management, acquisitions, dispositions and banking.

        Fees and Expenses.    In return for such services, prior to our initial public offering, AMP and ACOF received a services fee in an aggregate amount equal to $1.25 million per annum, paid in advance semi-annually on May 1 and November 1 of each applicable year (each such date being the "payment date"). These fees were divided between AMP and ACOF pro rata in accordance with the respective holdings of shares of our stock by the Aurora Entities (including that of its affiliates and co-investors) and Ares (including that of its affiliates). During each of 2008 and 2009, we paid a services fee of $795,454 and $454,546 to AMP and ACOF, respectively, and for the portion of 2010 for which AMP and ACOF were entitled to the services fee, we paid a services fee of $21,973 and $12,453 to AMP and ACOF, respectively.

        In addition to the services fee, prior to our initial public offering, AMP and ACOF were entitled to receive a transaction fee, to be divided between AMP and ACOF in accordance with their respective holdings of shares of our common stock on the date of the transaction, equal to 2.0% of the first $75 million of the aggregate of any acquisition or disposition consideration (including debt assumed by a purchaser and current assets retained by a seller) and 1.0% of the aggregate acquisition or disposition consideration (including debt assumed by a purchaser and current assets retained by a seller) in excess of $75 million, with respect to (i) any acquisition, (ii) any sale or disposition of any division of us, (iii) any sale or disposition of all or substantially all of our assets, or (iv) any other sale of any of our assets other than in the ordinary course of business. During 2008, 2009, and the portion of 2010 for which this provision was in effect, we did not pay any transaction fees to AMP or ACOF.

        As discussed above, in connection with our initial public offering, we eliminated the provisions in the management services agreement pursuant to which we were obligated to pay to AMP and ACOF an annual management services fee and a transaction fee.

        Prior to our initial public offering, the management services agreement required us to reimburse AMP and ACOF for all reasonable out-of-pocket costs and expenses incurred in connection with the performance of their obligations under the management services agreement. In connection with our initial public offering, we modified the fee and expense reimbursement provisions to include reimbursement for out-of-pocket expenses incurred in connection with services provided under the management services agreement as well as SEC and other legally required filings made by each of AMP and ACOF with respect to our securities. During 2008, 2009 and 2010, pursuant to the expense reimbursement provision, we reimbursed (i) AMP $117,524, $140,908 and $120,052, respectively, and (ii) ACOF $1,886, $2,461 and $2,210, respectively.

        Those of our directors employed by AMP or ACOF are not entitled to any additional compensation in connection with their provision of services under the management services agreement.

        Indemnification.    The management services agreement also provides that the Company will provide AMP, ACOF and their respective partners, members, officers, employees, agents and affiliates and the stockholders, partners, members, affiliates, directors, officers and employees of any of the foregoing with customary indemnification.

        Termination.    As discussed above, in connection with our initial public offering we extended the term of the management services agreement, which otherwise would have terminated upon the consummation of our initial public offering. In particular, pursuant to this amendment and restatement, we extended the term for which AMP and ACOF will provide the services described above to us until the earlier of (i) the fifth anniversary of the consummation of our initial public offering, (ii) such time as AMP and ACOF, together with their affiliates, collectively own less than 5% of our outstanding common stock and (iii) such time as all parties mutually agree in writing, while eliminating all other termination events (other than termination for cause).

Redemption of Series B Preferred Stock and Series C Preferred Stock

        Concurrent with our initial public offering, we redeemed the one share of Series B preferred stock and one share of Series C preferred stock outstanding and held by Aurora Equity Partners II L.P. and Ares, respectively, each at a price of $1,000 per share.

Appointment of Directors

        Pursuant to the terms of our certificate of incorporation in effect prior to the consummation of our initial public offering, the Aurora Entities were entitled to elect four directors to the Board of Directors and Ares was entitled to elect two directors to the Board of Directors. Pursuant to these rights, the Aurora Entities appointed Messrs. Peiffer, Wickham, Marino, and Rosenbaum, and Ares appointed Messrs. Rahemtulla and Serota, to the Board of Directors. Mr. Serota retired from our Board of Directors on October 8, 2010. These appointment rights terminated prior to the consummation of our initial public offering; Messrs. Peiffer, Wickham, Marino, Rosenbaum and Rahemtulla continue to serve as members of the Board of Directors.

        On May 4, 2011, in accordance with the listing standards of the NYSE which require that a listed company's standing committees be comprised of fully independent directors within one year of listing on the NYSE, Mr. Rosenbaum resigned from our Compensation Committee and Messrs. Marino and Rahemtulla resigned from our Audit Committee. Accordingly, each of our Board Committees are now comprised of fully independent directors.

Net Exercises of Stock Options

        As more fully described in Part II, Item 15 of the registration statement to which this prospectus forms a part, during 2010 certain of our executive officers and directors satisfied the exercise price of certain stock options that they exercised through a net exercise.

 INTERESTS OF CERTAIN AFFILIATES IN THIS OFFERING

        Certain of our executive officers and other affiliates may stand to benefit as a result of this offering. Certain of our executive officers will sell shares of common stock in this offering, including through the exercise and sale of shares underlying stock options. Specifically, we anticipate that Messrs. Janik and Adamson will sell, 97,314 and 44,971 shares of our common stock, respectively in this offering, assuming the underwriters' over-allotment option is not exercised. It is also anticipated that the Aurora Entities and Ares will sell 2,579,038 and 1,341,052 shares of our common stock, respectively, in this offering, assuming the underwriters' over-allotment option is not exercised. See "Principal and Selling Stockholders."

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following is a summary of the material United States federal income tax consequences relating to the purchase, ownership and disposition of shares of our common stock, as of the date hereof. This summary deals only with shares of our common stock that are held as capital assets (generally, property held for investment). This summary does not discuss any state, local or foreign tax consequences and does not discuss all aspects of United States federal income taxation that may be relevant to the purchase, ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, except to the extent discussed below, this summary does not address all of the tax consequences that may be relevant to certain types of investors subject to special treatment under United States federal income tax laws, such as:

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  dealers in securities or currencies, brokers, financial institutions, "controlled foreign corporations", "passive foreign investment companies", regulated investment companies, real estate investment trusts, retirement plans, United States expatriates, tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings or insurance companies;

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  U.S. Holders of shares of our common stock whose "functional currency" is not the U.S. dollar;

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  persons holding shares of our common stock as part of a hedging, integrated, constructive sale, or conversion transaction or a straddle;

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  entities that are treated as partnerships for United States federal income tax purposes; or

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  persons liable for alternative minimum tax consequences.

        The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable United States Treasury regulations promulgated thereunder, and rulings and judicial decisions as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below.

        If a partnership holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, you should consult your tax advisor as to the particular United States federal income tax consequences applicable to you.

        If you are considering the purchase of shares of our common stock, you should consult your own tax advisors concerning the United States federal income tax consequences to you and any consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. Each prospective investor should seek advice based on its particular circumstances from an independent tax advisor.

        For purposes of this summary, a "U.S. Holder" means a beneficial owner of a share of our common stock that is:

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  an individual who is a citizen or resident of the United States;

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  a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

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  an estate the income of which is subject to United States federal income taxation regardless of its source; or

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  a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Consequences to U.S. Holders

        The following is a summary of the U.S. federal income tax consequences that will apply to a U.S. Holder of shares of our common stock.

Dividend Distributions

        If we make a distribution in respect of our stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital reducing the U.S. Holder's adjusted tax basis in the U.S. Holder's common stock to the extent of the U.S. Holder's adjusted tax basis in that stock. Any remaining excess will be treated as capital gain. The Code provides for special treatment of dividends paid to individual taxpayers prior to 2013. If a U.S. Holder is an individual, dividends received by such holder generally will be subject to a reduced maximum tax rate of 15% through December 31, 2012, after which the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. The rate reduction will not apply to dividends received to the extent that the U.S. holder elects to treat dividends as "investment income," which may be offset by investment expense. Furthermore, the rate reduction also will not apply to dividends that are paid to a U.S. Holder unless certain holding period requirements are satisfied. If a U.S. Holder is a U.S. corporation, it will be able to claim the deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations equal to a portion of any dividends received subject to generally applicable limitations on that deduction. In general, a dividend distribution to a corporate U.S. Holder may qualify for the 70% dividends received deduction if the U.S. Holder owns less than 20% of the voting power and value of our stock.

        U.S. Holders should consult their tax advisors regarding the holding period requirements that must be satisfied in order to qualify the dividends-received deduction and the reduced maximum tax rate on dividends.

Sale, Exchange, Redemption or Other Disposition of Stock

        A U.S. Holder will generally recognize capital gain or loss on a sale or exchange of our common stock. The U.S. Holder's gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder's adjusted tax basis in the stock. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock. Gain or loss recognized by a U.S. Holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

        When required, we or our paying agent will report to the holders of shares of our common stock and the Internal Revenue Service (the "IRS") amounts paid on or with respect to our common stock during each calendar year and the amount of tax, if any, withheld from such payments. A U.S. Holder will be subject to backup withholding on dividends paid on our common stock and proceeds from the sale of our common stock at the applicable rate (which is currently 28%) if the U.S. Holder (a) fails to provide us or our paying agent with a correct taxpayer identification number or certification of exempt status, (b) has been notified by the IRS that it is subject to backup withholdings as a result of the failure to properly report payments of interest or dividends or, (c) in certain circumstances, has failed to certify under penalty of perjury that it is not subject to backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding by providing a properly completed IRS Form W-9 to us or our paying agent. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a U.S. Holder's United States federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

Consequences to Non-U.S. Holders

        The following is a summary of the U.S. federal income tax consequences that will apply to a Non-U.S. Holder of shares of our common stock (as defined below). The term "Non-U.S. Holder" means a beneficial owner of shares of our common stock that is not a U.S. Holder.

Dividend Distributions

        Any dividends paid with respect to the shares of our common stock will generally be subject to withholding tax at a 30% rate or such lower rate as specified by an applicable income tax treaty. However, dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business within the United States and, where an applicable tax treaty so provides, are attributable to such Non-U.S. Holder's permanent establishment in the United States, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as specified by an applicable income tax treaty.

        A Non-U.S. Holder of shares of our common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If a Non-U.S. Holder is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, the holder may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for such refund or credit with the Internal Revenue Service ("IRS").

Sale, Exchange, Redemption or Other Disposition of Stock

        Any gain realized by a Non-U.S. Holder upon the sale, exchange, redemption or other taxable disposition of shares of our common stock generally will not be subject to United States federal income tax unless:

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  that gain is effectively connected with such Non-U.S. Holder's conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment);

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  the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

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  we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding the date of disposition or the period that such Non-U.S. Holder held shares of our common stock and either (a) our common stock was not regularly traded on an established securities market at any time during the calendar year in which the disposition occurs, or (b) the Non-U.S. Holder owns or owned (actually or constructively) more than five percent of the total fair market value of shares of our common stock at any time during the five-year period preceding the date of disposition. We are not, and do not anticipate that we will become, a "U.S. real property holding corporation" for United States federal income tax purposes.

        An individual Non-U.S. Holder described in the first bullet point above will generally be subject to United States federal income tax on the net gain derived from the sale under regular graduated United States federal income tax rates or such lower rate. An individual Non-U.S. Holder described in the second bullet point above will generally be subject to a flat 30% United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses. If a Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any such gain will be subject to United States federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States and the Non-U.S. Holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN (or suitable successor or substitute form). A Non-U.S. Holder that is a foreign corporation and is described in the first bullet point above will be subject to tax on gain under regular graduated United States federal income tax rates and, in addition, may be subject to a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

Information Reporting and Backup Withholding

        We must report annually to the IRS the amount of dividends or other distributions we pay to you on shares of our common stock and the amount of tax we withhold on these distributions. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the holder resides under the provisions of an applicable income tax treaty. The United States imposes a backup withholding tax on dividends and certain other types of payments to United States persons. A Non-U.S. Holder will not be subject to backup withholding tax on dividends the holder receives on shares of our common stock if the holder provides proper certification (usually on an IRS Form W-8BEN) of the holder's status as a non-United States person or other exempt status.

        Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a Non-U.S. Holder sells shares of our common stock through a United States broker or the United States office of a foreign broker, the broker will be required to report the amount of proceeds paid to the Non-U.S. Holder to the IRS and also backup withhold on that amount unless the Non-U.S. Holder provides appropriate certification (usually on an IRS Form W-8BEN) to the broker of the holder's status as a non-United States person or other exempt status.

        Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a Non-U.S. Holder's United States federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

New Legislation Relating to Foreign Accounts

        Newly enacted legislation may impose withholding taxes on certain types of payments made to "foreign financial institutions" and certain other non-U.S. entities after December 31, 2012. The legislation generally imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation generally imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. Prospective investors should consult their tax advisors regarding this legislation.

Medicare Contributions Tax

        Under newly enacted legislation, certain U.S. Holders who are individuals, estates or trusts will be required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated May 17, 2011, the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective numbers of shares of our common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	1,750,000
Oppenheimer & Co. Inc	1,300,000
Robert W. Baird & Co. Incorporated	1,150,000
Piper Jaffray & Co.	800,000

Total	5,000,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of our common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

        The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an aggregate of 750,000 additional outstanding shares at the offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of our common stock.

        The underwriters propose to offer the shares of our common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.10 per share. After this offering the underwriters may change the public offering price and concession.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Expenses payable by us	$0.1359	$0.1182	$679,707	$679,707
Underwriting Discounts and Commissions paid by selling stockholders	$0.30	$0.30	$1,500,000	$1,725,000
Expenses payable by the selling stockholders	$—	$—	$—	$—

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus, subject to limited exceptions; provided, however, that we may file one registration statement on Form S-1 or Form S-3 no earlier than 60 days after the date of this prospectus for the registration of shares of our common stock to be sold by us and/or our current stockholders, which registration statement will not be declared effective by the SEC prior to the end of the "lock-up" period. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless (a) within three business days prior to the 15th calendar day before the last day of the "lock-up" period, we deliver a certificate to Credit Suisse Securities (USA) LLC, certifying on our behalf that (1) our common shares are "actively traded securities" (as defined in Conduct Rule 2711(f)(4) of the Financial Industry Regulatory Authority, Inc. ("FINRA")), and (2) we meet the applicable requirements of Rule 139 under the Securities Act in the manner contemplated by FINRA Conduct Rule 2711(f)(4) or (b) Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

        Our officers, directors, and selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus, subject to limited exceptions. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless (a) within three business days prior to the 15th calendar day before the last day of the "lock-up" period, we deliver a certificate to Credit Suisse Securities (USA) LLC, certifying on our behalf that (1) our common shares are "actively traded securities" (as defined in FINRA Conduct Rule 2711(f)(4)), and (2) we meet the applicable requirements of Rule 139 under the Securities Act in the manner contemplated by FINRA Conduct Rule 2711(f)(4) or (b) Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Credit Suisse Securities (USA) LLC acted as a joint bookrunner, a joint lead arranger and the syndication agent under the $70 million Amended and Restated Credit and Guaranty Agreement of Douglas Dynamics, L.L.C., dated as of April 18, 2011.

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        Our common stock is listed on the New York Stock Exchange under the symbol "PLOW".

        In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

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  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

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  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

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  Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

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  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when our common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

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  In passive market making, market makers in our common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

 NOTICE TO CANADIAN RESIDENTS

        The distribution of the shares of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares of our common stock are made. Any resale of the shares of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of our common stock

 LEGAL MATTERS

        The validity of the shares of our common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Gibson, Dunn & Crutcher LLP regularly serves as counsel to Aurora Capital Group and its affiliates and is also representing Aurora Capital Group as a selling stockholder in connection with this offering. The validity of the shares of our common stock offered hereby will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

EXPERTS

        The consolidated financial statements of Douglas Dynamics, Inc. at December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, in the Company's Annual Report on Form 10-K for the year ended December 31, 2010, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since the prospectus may not contain all of the information that you may find important, you should review the full text of these contracts and other documents. We have included or incorporated by reference copies of these documents as exhibits to our registration statement.

        We file annual, quarterly and current reports and other information with the SEC. Those filings with the SEC are, and will continue to be, available to the public on the SEC's website at www.sec.gov. Those filings also are, and will continue to be, available to the public on, or accessible through, our corporate web site at www.DouglasDynamics.com. The information contained on or accessible through our corporate web site is not part of this prospectus or the registration statement of which this prospectus is a part. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC's Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

        We also have provided, and intend to continue to provide, our stockholders with annual reports containing financial statements audited by our independent registered public accounting firm.

INCORPORATION BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below (excluding any document, or portion thereof, to the extent disclosure is furnished to, and not filed with, the SEC):

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  Our annual report on Form 10-K for the year ended December 31, 2010 (including any information specifically incorporated therein by reference from our definitive proxy statement on Schedule 14A filed with the SEC on March 30, 2011);

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  Our quarterly report on Form 10-Q for the quarterly period ended March 31, 2011; and

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  Our current reports on Form 8-K filed with the SEC on March 8, 2011 (Item 5.02 only) April 20, 2011 and May 9, 2011.

        Any statement contained in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a later statement contained in this prospectus or in any other document incorporated by reference into this prospectus modifies or supersedes the earlier statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We will provide to each person, including any beneficial owners, to whom a prospectus is delivered, a copy of the reports and documents that have been incorporated by reference into this prospectus, at no cost. Any such request may be made by writing or telephoning us at the following address or phone number:

Investor Relations
Douglas Dynamics, Inc.
7777 N. 73rd Street
Milwaukee, WI 53223
Telephone (414) 354-2310.

        These documents can also be requested through, and are available in, the Investor Relations section of our website, which is located at www.DouglasDyanmics.com, or as described under "Where You Can Find More Information" above. The reference to our website address does not constitute incorporation by reference of the information contained on our website.

        You should read the information relating to us in this prospectus together with the information in the documents incorporated by reference. You should rely only upon the information provided in this prospectus or incorporated in this prospectus by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus, including any information incorporated by reference, is accurate as of any date other than the date indicated on the front cover.

Douglas Dynamics, Inc.